永亨銀行

02 SEP 10 AM 11:49

BY REGISTERED MAIL

30th August, 2002

02049925

EXEMPTION FILE #12g3-2(b)

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

Re: Wing Hang Bank, Ltd. (Ref.: 82-3629)
Information Exemption File #12g3-2(b)

On behalf of Wing Hang Bank, Limited, a company incorporated in Hong Kong, I am furnishing herewith the below listed document pursuant to Rules 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

- Result Announcement on 9th August, 2002
- Interim Report 2002

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

Yours very truly,
WING HANG BANK, LTD.

Louis C W Ho
Director and Secretary

Encl.

dlw 9/11

FF1082 100000 6/2002

BEST AVAILABLE COPY

EXEMPTION FILE
#12g3-2(b)

02 SEP 10 AM 5: 49

WING HANG BANK, LIMITED

ANNOUNCEMENT OF 2002 INTERIM RESULTS

(4) Advances to customers – by industry sectors

The information concerning advances to customers by industry sectors has been classified according to the usage of the loan and is stated gross of any provisions.

	30th June, 2002	31st December, 2001	Change
			%
Loans for use in Hong Kong			
Industrial, commercial and financial			
– Property development	426,417	334,797	27.4
– Property investment	5,875,935	5,645,037	4.1
– Financial concerns	507,780	562,746	-9.8
– Stockbrokers	317,108	259,047	22.4
– Wholesale and retail trade	817,787	868,411	-5.8
– Manufacturing	888,311	968,820	-8.3
– Transport and transport equipment	1,791,689	1,619,465	10.6
– Share financing	216,560	255,709	-15.3
– Others	2,727,998	2,893,668	-5.7
Individuals			
– Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	680,642	722,890	-5.8
– Loans for the purchase of other residential properties	10,054,389	10,799,639	-6.9
– Credit card advances	351,392	463,121	-24.1
– Others	2,691,422	2,833,500	-5.0
Trade finance	1,852,377	1,575,554	17.6
Loans for use outside Hong Kong			
– Macau	3,539,208	3,340,498	6.0
– Others	2,724,642	2,372,342	14.9
	35,463,657	35,515,244	-0.2

(5) Advances to customers, non-performing loans and overdue advances – by geographical area

The geographical information has been classified by the location of the counterparties after taking into account any risk transfer. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

	30th June, 2002		
	Total advances to customers	Non-performing loans	Overdue advances for over three months
Hong Kong	28,978,367	1,078,061	557,665
Macau	3,696,090	160,169	181,153
People's Republic of China	2,035,769	17,931	26,717
Others	753,431	–	–
	35,463,657	1,256,161	765,535

	31st December, 2001		
	Total advances to customers	Non-performing loans	Overdue advances for over three months
Hong Kong	29,432,277	1,173,746	740,417
Macau	3,459,865	159,879	145,641
People's Republic of China	1,875,900	16,170	33,512
Others	747,202	–	25
	35,515,244	1,349,795	919,595

(6) Overdue and rescheduled advances

	30th June, 2002		31st December, 2001	
	Amount	% of total advances	Amount	% of total advances
Gross advances to customers which have been overdue for				
6 months or less but over 3 months	211,797	0.60	291,684	0.82
1 year or less but over 6 months	230,029	0.65	250,786	0.71
Over 1 year	323,709	0.91	377,125	1.06
	765,535	2.16	919,595	2.59
Amount of collateral held	653,271		731,631	
Secured balance	511,440		646,525	
Unsecured balance	254,095		273,070	
Specific provisions	224,312		182,777	
Rescheduled advances	445,891	1.26	478,625	1.35

There were no overdue advances for over 3 months and rescheduled advances to banks and other financial institutions on 30th June, 2002 and 31st December, 2001.

(7) Other overdue assets

	30th June, 2002		31st December, 2001	
	Debt securities	*Other assets	Debt securities	*Other assets

(12) Off-balance sheet exposures

(a) Contingent liabilities and commitments

The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

	30th June, 2002	31st December, 2001
Direct credit substitutes	422,430	398,317
Transaction-related contingencies	15,957	17,766
Trade-related contingencies	1,235,970	1,156,627
Other commitments	4,188,675	3,710,562
Others	3,226	21,988
	5,866,258	5,305,260

(b) Derivatives

Derivatives refer to financial contracts whose value depends on the value of one or more underlying assets or indices.

The following table is a summary of the notional amounts of each significant type of derivatives.

	30th June, 2002	31st December, 2001
Exchange rate contracts	13,991,124	9,261,738
Interest rate contracts	5,723,600	2,988,032
	19,714,724	12,249,770

The replacement costs and credit risk weighted amounts of the above off-balance sheet exposures are as follows. These amounts do not take into account of the effects of bilateral netting arrangements.

	30th June, 2002		31st December, 2001	
	Replacement cost	Credit risk weighted amount	Replacement cost	Credit risk weighted amount
Contingent liabilities and commitments	N/A	718,916	N/A	639,978
Exchange rate contracts	39,773	54,108	27,674	38,199
Interest rate contracts	34,446	10,109	24,047	7,407
	74,219	783,133	51,721	685,584

(13) Capital adequacy and liquidity ratios

(a) Capital adequacy ratio

	30th June, 2002	31st December, 2001
		(As restated)
Core capital		
Paid up ordinary share capital	293,459	293,429
Share Premium	330,677	329,999
Reserves	4,776,965	4,334,105
Others	251,488	442,886
	5,652,589	5,400,419
Eligible supplementary capital		
Reserves on revaluation of land and interests in land	224,700	224,700
Unrealised loss on revaluation of non-trading securities	(1,543)	(1,574)
General provisions for doubtful debts	357,975	361,124
	581,132	584,250
Total capital base before deductions	6,233,721	5,984,669
Deductions from total capital base	(190,364)	(198,379)
Total capital base after deductions	6,043,357	5,786,290
Unadjusted and adjusted capital adequacy ratio	17.0%	16.5%

The unadjusted capital adequacy ratio is computed on a consolidated basis covering the Bank and certain of its financial subsidiaries as specified by the Hong Kong Monetary Authority for its regulatory supervision purposes, and is in accordance with the Third Schedule to the Hong Kong Banking Ordinance.

The adjusted capital adequacy ratio incorporating market risk is computed on the same consolidated basis, and is in accordance with the module on "Maintenance of Adequacy Capital Against Market Risks" under Supervisory Policy Manual issued by the HKMA.

(b) Average liquidity ratio for the period

	30th June, 2002	30th June, 2001
Average liquidity ratio for the first six months ended	39.4%	47.2%

The average liquidity ratio for the period includes the liquidity positions of all overseas branches, Hong Kong offices and financial subsidiaries in its calculation, which is the basis of computation agreed with the HKMA, and has been computed in accordance with the Fourth Schedule to the Hong Kong Banking Ordinance.

REVIEW AND PROSPECTS

Hong Kong's economy has remained sluggish in the first half of the year as the US economic recovery fell short of expectation. Persistent deflation, rising unemployment and wage reductions have continued to depress consumption and investment. Although export growth has shown signs of improvement, Hong Kong's GDP is forecasted to edge up only one percent for the year 2002.

BEST AVAILABLE COPY

INTERIM RESULTS

The Directors of Wing Hang Bank, Limited announce that the unaudited results of the Group for the six months ended 30th June, 2002 are as follows:

(Expressed in thousands of Hong Kong dollars unless otherwise stated in the text)

Unaudited consolidated profit and loss account

	Notes	Six months ended 30th June, 2002	Six months ended 30th June, 2001 (As restated)	Change %
Interest income		1,122,272	1,877,744	
Interest expense		(390,087)	(1,103,042)	
Net interest income		732,185	774,702	-5.5
Other operating income		181,231	173,500	4.5
Operating income		913,416	948,202	-3.7
Operating expenses	(a)	(295,612)	(289,801)	2.0
Operating profit before provisions		617,804	658,401	-6.2
Charge for bad and doubtful debts		(220,000)	(180,000)	22.2
Operating profit		397,804	478,401	-16.8
Gains on revaluation of investment properties and disposal of tangible fixed assets		1,387	181	
Profit on disposal of held-to-maturity securities		9	358	
Profit on disposal of non-trading securities		19,388	639	
Provision written back for held-to-maturity securities		-	3,934	
Profit on ordinary activities		418,588	483,513	-13.4
Share of net losses in associated companies		(3,511)	-	
Profit before taxation		415,077	483,513	-14.2
Taxation	(b)	(43,365)	(50,907)	
Profit after taxation		371,712	432,606	-14.1
(Profit)/losses attributable to minority interests		(158)	29	
Profit attributable to the shareholders		371,554	432,635	-14.1
Dividends attributable to the period:				
Interim dividend declared		108,580	108,569	0.0
Underprovision of final dividend in respect of previous year		25	20	
		108,605	108,589	0.0
		HK$	HK$	
Earnings per share Basic and diluted	(c)	1.27	1.47	-14.1
Interim dividend declared per share		0.37	0.37	0.0

Unaudited consolidated balance sheet

	30th June, 2002	31st December, 2001 (As restated)
ASSETS		
Cash and short-term funds	10,649,198	9,773,340
Placements with banks and other financial institutions maturing between one and twelve months	2,849,101	2,711,269
Trade bills less provisions	343,588	285,273
Certificates of deposit held	442,631	452,814
Trading securities	6,705	6,542
Advances to customers and other accounts less provisions	35,546,756	35,658,856
Held-to-maturity and non-trading securities	4,689,199	4,838,496
Investments in associated companies	57,260	60,771
Tangible fixed assets	1,318,634	1,272,196
Goodwill	1,745	2,035
Total assets	55,904,817	55,061,592
LIABILITIES		
Deposits and balances of banks and other financial institutions	1,064,935	412,980
Current, fixed, savings and other deposits of customers	44,876,090	45,697,763
Certificates of deposit issued	3,347,400	2,486,419
Other accounts and provisions	438,593	410,539
Total liabilities	49,727,018	49,007,701
CAPITAL RESOURCES		
Share capital	293,459	293,429
Reserves	5,862,302	5,738,582
Shareholders' funds	6,155,761	6,032,011
Minority interests	22,038	21,880
Total liabilities and capital resources	55,904,817	55,061,592

Notes:

BEST AVAILABLE COPY

Other assets which have been overdue for				
6 months or less but over 3 months	-	1,077	-	2,011
1 year or less but over 6 months	-	1,337	-	1,667
Over 1 year	-	2,625	-	2,599
	-	5,039	-	6,277

* *Other assets refer to trade bills and accrued interest.*

(8) The reconciliation between overdue and rescheduled loans and non-performing loans

	30th June, 2002	31st December, 2001
Gross advances to customers and rescheduled loans which have been overdue for over three months:		
Gross advances to customers which have been overdue for over three months	765,535	919,595
Rescheduled advances	445,891	478,625
	1,211,426	1,398,220
Less: Loans overdue over 3 months and on which interest is still being accrued	(125,384)	(173,970)
Add: Loans overdue for 3 months or less and on which interest is being placed in suspense or on which interest accrual has ceased	170,119	125,545
Total non-performing loans	1,256,161	1,349,795

(9) Cross-border claims

The information concerning cross-border claims has been classified by the location of the counterparties after taking *into account any risk transfer. In general, such transfer of risk takes place if the claims are guaranteed by a party in a* country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

	30th June, 2002			
	Banks and other financial institutions	Public sector entities	Others	Total
Macau	249,652	-	3,603,919	3,853,571
People's Republic of China	649,401	1,410	1,899,513	2,550,324
Other Asia Pacific	2,141,482	-	705,335	2,846,817
United States	1,711,033	-	357,653	2,068,686
Other North and South American countries	460,384	-	31,541	491,925
Middle East and Africa	653	-	-	653
Germany	2,429,150	-	-	2,429,150
Other European countries	7,580,177	-	179,694	7,759,871
	15,221,932	1,410	6,777,655	22,000,997

	31st December, 2001			
	Banks and other financial institutions	Public sector entities	Others	Total
Macau	223,871	-	3,368,775	3,592,646
People's Republic of China	481,882	28,145	1,756,210	2,266,237
Other Asia Pacific	2,506,606	-	707,527	3,214,133
United States	1,476,500	726,255	124,289	2,327,044
Other North and South American countries	1,004,937	-	30,677	1,035,614
Middle East and Africa	559	-	35	594
Europe	8,132,349	-	211,553	8,343,902
	13,826,704	754,400	6,199,066	20,780,170

(10) Currency risks

The net positions or net structural positions in foreign currencies are disclosed when each currency constitutes 10% or more of the respective total net position or total net structural position in all foreign currencies.

	30th June, 2002		31st December, 2001	
Equivalent in millions of HK$	*US$*	*Total*	*US$*	*Total*
Spot assets	13,154	19,792	13,525	19,294
Spot liabilities	(11,771)	(18,282)	(12,179)	(18,129)
Forward purchases	6,321	6,927	3,417	3,882
Forward sales	(7,469)	(8,208)	(4,642)	(4,919)
Net long positions	235	229	121	128

	30th June, 2002			31st December, 2001		
Equivalent in millions of HK$	Macau Patacas	US$	Total	Macau Patacas	US$	Total
Net structural positions	399	136	535	320	136	456

(11) Reserves

	30th June, 2002	31st December, 2001 (As restated)
Share premium	330,677	329,999
Capital reserve	215,909	215,909
General reserve	2,100,217	2,100,178
Bank premises revaluation reserve	321,000	321,000
Investment revaluation reserve	22	(866)
Capital redemption reserve	769	769
Unappropriated profits	2,893,708	2,771,593
Total reserves	5,862,302	5,738,582

During the first six months of the year, the banking industry continued to suffer from weak loan demand and excessive liquidity. In this environment, banks have diversified to alternative channels for deploying surplus funds, such as investments in debt instruments and expansion beyond the domestic market by exploring lending opportunities in the Mainland.

At Wing Hang, we have continued to expand our activity in China and Macau to compensate for the lackluster growth in Hong Kong. We have also achieved satisfactory loan growth for equipment, transport and trade finance.

In May, we received approval from the People's Bank of China to operate Renminbi business with foreign-funded enterprises and foreigners in China as well as to extend foreign currency services to domestic Chinese corporations operating in the *Mainland. The new approval for our Shenzhen Branch will enable us to broaden the scope of our banking activities in* China and enhance our ability to better serve our existing and potential customers.

For the first six months of the year, profits attributable to shareholders amounted to HK$371.6 million, representing a decrease of 14.1 percent over the same period last year, but an increase of 7.3 percent over the second half of 2001. Earnings per share declined 14.1 percent to HK$1.27. The Board has recommended an interim dividend of HK$0.37 per share, the same as in 2001.

The Group's total operating income declined 3.7 percent to HK$913.4 million. While fee income increased moderately by 4.5 percent, net interest income declined 5.5 percent to HK$732.2 million due to narrowing interest margins.

Net interest margin fell from 2.85 percent to 2.66 percent as a result of continuous pricing pressure on mortgages and lower yields from interest free funds. This was, however, partly compensated by increased contributions from the Bank's higher yielding assets and treasury activities. When compared with the second half of 2001, the net interest margin remained stable, signaling a slow down in the re-pricing of residential mortgages.

Other operating income increased 4.5 percent to HK$181.2 million due to continued growth in the sale of insurance, unit trust and foreign exchange businesses. Partially offsetting this growth was a decrease in share brokerage and loan commission income.

The Group continued with its cost-containment programme during the period, but due to higher expenses allocated for business development efforts, operating expenses increased marginally by 2.0 percent between the first half of 2001 and 2002. As a result, the Group's cost income ratio increased slightly to 32.4 percent.

Total advances to customers remained unchanged at HK$35.46 billion. We experienced satisfactory growth in equipment *finance and increased lending activities in China. There was, however, a decline in residential mortgages due to intense* competition and a slow property market.

The consumer lending market, in particular credit cards, has also become increasingly difficult as a result of the high *unemployment rate, declining consumer spending and a rising number of personal bankruptcies.*

On a more positive note, we have further expanded our lending activities in China by offering residential mortgages as well as commercial loans for our customers who have established businesses there.

We have also enhanced our treasury function and invested surplus funds in high investment grade bonds and other debt instruments in order to generate better yields while still ensuring strong liquidity. We continued to spearhead growth in the marketing of life insurance and the unit trust business in order to improve fee income.

The Bank's Macau subsidiary performed well during the period, achieving 7.2 percent and 2.7 percent growth in loans and deposits respectively despite a lackluster economy.

Total deposits increased slightly to HK$49.29 billion despite a drop in customer deposits. The Bank launched retail-structured Certificates of Deposit totaling HK$450.0 million, which were well received by the market.

The Group's capital adequacy ratio and average liquidity ratio stood at 17.0 percent and 39.4 percent respectively. Our loan to deposit ratio dropped slightly to 72.0 percent against a weak loan demand and a deflationary environment.

For the period under review, the level of non-performing loans dropped to HK$1.26 billion, or 3.54 percent of total loans. Charge for bad and doubtful debts increased 22.2 percent to HK$220.0 million and the increase was mainly earmarked for charge-off due to personal bankruptcies. Compared with the second half of 2001, charge for bad and doubtful debts *decreased 9.5 percent due to improvements in the commercial and property loan portfolio.*

For the second half of the year, strong export growth in China will result in faster re-export growth in Hong Kong and a weaker US dollar should help our export competitiveness. Private consumption and investment, however, are expected to *remain slow along with declining asset values and rising unemployment. The prevailing low interest rate environment* should benefit Hong Kong's recovery but the pace of recovery would depend on the performance of the US economy.

As the Hong Kong economy becomes increasingly Integrated with The Pearl Delta Region, we will step up our efforts on growth in China. We will expand our commercial lending business to Hong Kong's investors, leveraging on our presence in Shanghai, Guangzhou and Shenzhen. The approval to operate Renminbi business is expected to accelerate the growth of our Shenzhen Branch. In Hong Kong, we will continue to promote our wealth management activities, especially life insurance and unit trusts to enhance our fee income.

With a slowly recovering economy in Hong Kong, we look forward to more positive growth through innovation in the range of our products and services.

INTERIM DIVIDEND

The Directors are pleased to declare an interim dividend of HK$0.37 per share, to be paid on Thursday, 12th September, 2002 to shareholders whose names are on the Register of Members on 5th September, 2002.

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Bank will be closed from Monday, 2nd September, 2002 to Thursday, 5th September, 2002 both days inclusive, during which period no transfer of shares can be registered. In order to qualify for the above dividend, all transfers accompanied by the relevant share certificates must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on Friday, 30th August, 2002.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Bank has complied throughout the period with the Code of Best Practice as set out in the Listing Rules of The Stock Exchange of Hong Kong Limited, except that a specified term was not fixed for the appointment of Non-executive Directors.

PURCHASE, SALE OR REDEMPTION OF SHARES

There were no purchases, sales or redemptions by the Bank, or any of its subsidiaries, of the Bank's shares during the six months ended 30th June, 2002.

STATUTORY ACCOUNTS

The financial information in this interim results is unaudited and does not constitute statutory accounts.

By Order of the Board
Patrick Y B Fung
Chairman and Chief Executive

Hong Kong, 8th August, 2002

Remarks: A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of Listing Rules will be subsequently published on the Stock Exchange's website in due course.

BEST AVAILABLE COPY

(a) **Operating expenses**
Operating expenses included depreciation amounting to HK$2[illegible],93[illegible],000 (2001: HK$23,6[illegible]9,000).

(b) **Taxation**
Taxation in the consolidated profit and loss account represents:

	Six months ended 30th June, 2002	Six months ended 30th June, 2001
Provision for Hong Kong profits tax	30,681	38,802
Overseas taxation	12,684	12,105
	43,365	50,907

The provision for Hong Kong profits tax is based on an estimate of the assessable profits for the period at 16.0% (2001: 16.0%). Overseas taxation is provided at the appropriate current rates of taxation ruling in the countries in which they operate. No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

(c) **Earnings per share and diluted earnings per share**
The calculation of earnings per share is based on profit attributable to the shareholders for the six months ended 30th June, 2002 of HK$371,554,000 (2001: HK$432,635,000) and on the weighted average number of 293,445,406 (2001: 293,427,041) ordinary shares in issue during the period. The calculation of diluted earnings per share is based on profit attributable to the shareholders for the six months ended 30th June, 2002 of HK$371,554,000 (2001: HK$432,635,000) and on the weighted average number of 293,534,685 (2001: 293,606,280) ordinary shares in issue during the period after adjustment of all dilutive potential shares.

(d) This interim result is prepared on a basis consistent with the accounting policies adopted in the 2001 annual accounts except that with effect from 1st January, 2002, the Group adopted the new Statement of Standards Accounting Practice 34 "Employee Benefits" issued by the Hong Kong Society of Accountants. In prior period, the Group did not provide for the liabilities in respect of its employees' vested annual leave. SSAP 34 requires that obligations in respect of these entitlements should be accrued as soon as services are rendered. The changes have been applied retrospectively, resulting in prior period adjustments with the opening balance of shareholders' fund as at 1st January, 2001 and 1st January, 2002 decreased by HK$11,772,000 and HK$13,290,000 respectively. The comparative figure in respect of staff costs for the prior period has been restated by an increase of HK$759,000.

The interim result has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, and fully complied with the module on "Interim Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority ("HKMA").

Unaudited Supplementary Information

(1) Segment reporting

(a) **Business segments**

Retail banking activities include acceptance of deposits, residential mortgages, hire purchase and consumer loans.
Corporate banking activities include advance of commercial and industrial loans, trade financing and institutional banking.
Treasury activities include foreign exchange services, management of investment securities and trading activities.
Other business activities include insurance business, stockbroking activities and services for retirement schemes.
Unallocated items mainly comprise the shareholders' funds, investments in premises and property investment and other activities which cannot be reasonably allocated to specific business segments.

	Operating income Six months ended		Profit before taxation Six months ended	
	30th June, 2002	30th June, 2001	30th June, 2002	30th June, 2001
		(As restated)		(As restated)
Retail banking	585,316	552,237	192,508	213,997
Corporate banking	197,870	195,409	105,385	82,021
Treasury	65,171	52,241	78,368	47,939
Other	21,683	23,080	3,338	6,033
Unallocated	62,314	143,220	35,478	133,523
Inter-segment elimination	(18,938)	(17,985)	-	-
	913,416	948,202	415,077	483,513

(b) **Geographical segments**

The information concerning geographical segments has been classified by the location of the principal operations of the subsidiaries, or in the case of the Bank itself, of the location of the branch responsible for reporting the results or booking the assets.

	Operating income Six months ended		Profit before taxation Six months ended	
	30th June, 2002	30th June, 2001	30th June, 2002	30th June, 2001
				(As restated)
Hong Kong	850,279	847,018	378,096	397,951
Macau	116,454	115,423	71,814	70,247
Others	36,559	25,082	25,343	15,581
Inter-segment elimination	(89,876)	(39,321)	(60,176)	(266)
	913,416	948,202	415,077	483,513

(2) Advances and other accounts

	30th June, 2002	31st December, 2001
Advances to customers	35,463,657	35,515,244
Advances to banks and other financial institutions	190,695	206,533
Specific provisions for bad and doubtful debts	(300,739)	(270,508)
General provisions for bad and doubtful debts	(355,544)	(358,406)
Accrued interest and other accounts	548,687	565,993
	35,546,756	35,658,856

(3) Non-performing loans

The advances net of suspended interest, on which interest is being placed in suspense or on which interest accrual has ceased, the amount of suspended interest and specific provisions made after taking into account the value of collateral in respect of such advances are as follows:

	30th June, 2002	31st December, 2001
Gross non-performing advances to customers	1,256,161	1,349,795
Gross non-performing advances as a percentage of total advances to customers	3.54%	3.80%
Amount of collateral held	845,121	911,945
Specific provisions	299,295	267,553
Suspended interest	471,140	470,639

There were no advances to banks and other financial institutions on which interest is being placed in suspense or on which interest accrual has ceased on 30th June, 2002 and 31st December, 2001.

#12g3-2(b)

02 SEP 1? [illegible]

永亨銀行有限公司
WING HANG BANK, LIMITED

Interim Report 2002
二零零二年度中期報告

董事會

董事長

馮鈺斌博士

董事

劉漢銓太平紳士GBS
鄭漢鈞博士GBS, JP
李國賢太平紳士
任宜正先生
馮鈺聲先生
白世禮先生 *(於二零零二年三月十四日榮休)*
何志偉先生
何子珍先生
王家華先生
Mr Alan R Griffith
Mr Kenneth A Lopian *(於二零零二年三月十四日獲委任)*

秘書

何志偉先生

行政委員會

馮鈺斌博士
王家華先生
馮鈺聲先生

審核委員會

李國賢太平紳士
任宜正先生
何子珍先生

薪酬委員會

鄭漢鈞博士GBS, JP
李國賢太平紳士

核數師

畢馬威會計師事務所
香港執業會計師

註冊辦事處

香港皇后大道中一六一號
電話：(852) 2852-5111
圖文傳真：(852) 2541-0036
直線電報：HX73268
環球財務電訊：WIHBHKHH
電報：WIHANGBA
互聯網網址：http://www.whbhk.com

股份登記處

香港中央證券登記有限公司
香港皇后大道東一八三號
合和中心十九樓一九零一至五室

美國紐約銀行集團成員

BOARD OF DIRECTORS

Chairman

Dr Patrick Y B Fung

Directors

The Hon Ambrose H C Lau, GBS, JP
Dr Cheng Hon Kwan, GBS, JP
Mr Simon K Y Lee, JP
Mr Michael J Ranieri
Mr Michael Y S Fung
Mr N Morgan Brassler *(retired on 14th March, 2002)*
Mr Louis C W Ho
Mr Ho Soo Ching
Mr Frank J Wang
Mr Alan R Griffith
Mr Kenneth A Lopian *(appointed on 14th March, 2002)*

Secretary

Mr Louis C W Ho

EXECUTIVE COMMITTEE

Dr Patrick Y B Fung
Mr Frank J Wang
Mr Michael Y S Fung

AUDIT COMMITTEE

Mr Simon K Y Lee, JP
Mr Michael J Ranieri
Mr Ho Soo Ching

COMPENSATION COMMITTEE

Dr Cheng Hon Kwan, GBS, JP
Mr Simon K Y Lee, JP

AUDITORS

KPMG
Certified Public Accountants

REGISTERED OFFICE

161 Queen's Road Central, Hong Kong
Telephone: (852) 2852-5111
Fax: (852) 2541-0036
Telex: HX73268
SWIFT: WIHBHKHH
Cable: WIHANGBA
Web Site Address: http://www.whbhk.com

REGISTRARS

Computershare Hong Kong Investor Services Limited
Rooms 1901-5, 19/F., Hopewell Centre
183 Queen's Road East, Wanchai, Hong Kong

AFFILIATED WITH THE BANK OF NEW YORK GROUP

集團業績簡報 Group Results in Brief

		截至二零零二年六月三十日止六個月 Six months ended 30th June, 2002	截至二零零一年六月三十日止六個月 Six months ended 30th June, 2001	差幅 Change	截至二零零二年六月三十日止六個月 Six months ended 30th June, 2002
		HK$m	HK$m	%	US$m
股東應得之溢利	Profit Attributable to Shareholders	372	433	-14.1	47.7
股息	Dividend	109	109	0.0	14.0
		HK$	HK$	%	US$
每股盈利	Earnings per share	1.27	* 1.47	-14.1	0.16
每股股息	Dividend per share	0.37	0.37	0.0	0.05
		%	%		
成本與收入比率	Cost to Income Ratio	32.4	* 30.6		
平均資產回報率	Return on Average Assets	1.35	1.59		
平均股東資金回報率	Return on Average Shareholders' Funds	12.3	15.2		

		二零零二年六月三十日 30th June, 2002	二零零一年十二月三十一日 31st December, 2001	差幅 Change	二零零二年六月三十日 30th June, 2002
		HK$m	HK$m	%	US$m
股東資金	Shareholders' Funds	6,156	* 6,032	2.1	789.2
總存款	Total Deposits	49,288	48,597	1.4	6,319.0
客戶放款	Advance to Customers	35,464	35,515	-0.2	4,546.7
總資產	Total Assets	55,905	55,062	1.5	7,167.3
		HK$	HK$	%	US$
每股資產淨值	Net Asset Value per share	20.98	* 20.56	2.0	2.69

m = million (百萬)
US$1.00 = HK$7.8

* *Restated 重報*

由於美國經濟復甦比預期差，本港經濟上半年度仍然表現疲弱。在通縮壓力持續，失業率高企及工資下降的影響下，消費意慾及投資氣氛繼續放緩。縱使出口略有改善，預期二零零二年本地生產總值增長率僅為百分之一左右。

Hong Kong's economy has remained sluggish in the first half of the year as the US economic recovery fell short of expectation. Persistent deflation, rising unemployment and wage reductions have continued to depress consumption and investment. Although export growth has shown signs of improvement, Hong Kong's GDP is forecasted to edge up only one percent for the year 2002.

上半年度，因貸款需求疲弱及資金充裕，在此等情況下，本港各銀行均趨向多元化，以投資債券作為剩餘資金的出路，同時尋覓境外貸款機會，開拓國內貸款市場。

During the first six months of the year, the banking industry continued to suffer from weak loan demand and excessive liquidity. In this environment, banks have diversified to alternative channels for deploying surplus funds, such as investments in debt instruments and expansion beyond the domestic market by exploring lending opportunities in the Mainland.

永亨銀行亦不遺餘力，繼續拓展在國內及澳門的業務，以彌補本港業務增長不足。集團在機械貸款、汽車貸款及貿易融資等，均錄得理想增長。

At Wing Hang, we have continued to expand our activity in China and Macau to compensate for the lackluster growth in Hong Kong. We have also achieved satisfactory loan growth for equipment, transport and trade finance.

本年五月，永亨銀行獲中國人民銀行批准，為國內之外資企業及外籍人士提供人民幣服務，並同時獲准為國內之中資機構提供外幣服務。獲准在國內經營人民幣業務，可擴大集團在國內之銀行業務範圍，並可提高集團對現有及未來客戶之服務質素。

In May, we received approval from the People's Bank of China to operate Renminbi business with foreign-funded enterprises and foreigners in China as well as to extend foreign currency services to domestic Chinese corporations operating in the Mainland. The new approval for our Shenzhen Branch will enable us to broaden the scope of our banking activities in China and enhance our ability to better serve our existing and potential customers.

上半年度股東應得之溢利達港幣三億七千一百六十萬元，較去年同期下降百分之十四點一，但相對二零零一年下半年度則上升百分之七點三。每股盈利下降百分之十四點一至港幣一元二角七仙。董事會建議派發中期股息每股港幣三角七仙，與去年相同。

For the first six months of the year, profits attributable to shareholders amounted to HK$371.6 million, representing a decrease of 14.1 percent over the same period last year, but an increase of 7.3 percent over the second half of 2001. Earnings per share declined 14.1 percent to HK$1.27. The Board has recommended an interim dividend of HK$0.37 per share, the same as in 2001.

集團上半年度之總收入下降百分之三點七至港幣九億一千三百四十萬元。雖然佣金收入微升百分之四點五，但由於息差收窄，淨利息收入下降百分之五點五至港幣七億三千二百二十萬元。

The Group's total operating income declined 3.7 percent to HK$913.4 million. While fee income increased moderately by 4.5 percent, net interest income declined 5.5 percent to HK$732.2 million due to narrowing interest margins.

受到按揭貸款息率持續受壓及無利息成本資金回報率減少之影響，息差由百分之二點八五下降至百分之二點六六。集團其他高回報資產及財資業務之貢獻，彌補了部份息差之收窄。若與二零零一年下半年相比，息差已穩定下來，反映出重新釐定住宅樓宇按揭利息的要求已減少。

Net interest margin fell from 2.85 percent to 2.66 percent as a result of continuous pricing pressure on mortgages and lower yields from interest free funds. This was, however, partly compensated by increased contributions from the Bank's higher yielding assets and treasury activities. When compared with the second half of 2001, the net interest margin remained stable, signaling a slow down in the re-pricing of residential mortgages.

由於保險產品銷售、單位信託基金及外匯買賣業務持續增長，令集團之其他收入增加百分之四點五至港幣一億八千一百二十萬元。但股票買賣及貸款佣金下降，抵銷了部份其他收入之增長。

Other operating income increased 4.5 percent to HK$181.2 million due to continued growth in the sale of insurance, unit trust and foreign exchange businesses. Partially offsetting this growth was a decrease in share brokerage and loan commission income.

期內，集團繼續收緊開支，但由於業務發展費用增加，開支較二零零一年上半年度微升百分之二，開支收入比率微升至百分之三十二點四。

The Group continued with its cost-containment programme during the period, but due to higher expenses allocated for business development efforts, operating expenses increased marginally by 2.0 percent between the first half of 2001 and 2002. As a result, the Group's cost income ratio increased slightly to 32.4 percent.

集團之總客戶貸款與去年底相若，為港幣三百五十四億六千萬元。機械貸款增長理想，而國內貸款亦持續增加。但由於競爭激烈及地產市道疲弱，住宅樓宇按揭貸款亦因而下降。

Total advances to customers remained unchanged at HK$35.46 billion. We experienced satisfactory growth in equipment finance and increased lending activities in China. There was, however, a decline in residential mortgages due to intense competition and a slow property market.

由於失業率上升，消費意慾下降及個人破產個案增加，消費信貸市場業務之經營日趨困難，尤以信用卡業務為甚。

The consumer lending market, in particular credit cards, has also become increasingly difficult as a result of the high unemployment rate, declining consumer spending and a rising number of personal bankruptcies.

集團繼續拓展國內貸款業務，提供住宅樓宇按揭及為在國內發展業務之客戶提供商業貸款。

On a more positive note, we have further expanded our lending activities in China by offering residential mortgages as well as commercial loans for our customers who have established businesses there.

我們亦銳意拓展財資業務，將部份過剩資金投放於高投資等級債券及其他債務證券上，以爭取更佳之回報，同時可保持強大的流動資金。我們繼續積極推銷人壽保險及單位信託基金業務以加強佣金收入。

We have also enhanced our treasury function and invested surplus funds in high investment grade bonds and other debt instruments in order to generate better yields while still ensuring strong liquidity. We continued to spearhead growth in the marketing of life insurance and the unit trust business in order to improve fee income.

集團在澳門之業務表現理想，縱使受到經濟疲弱的影響，在貸款及存款方面，仍分別錄得百分之七點二及百分之二點七的增長。

The Bank's Macau subsidiary performed well during the period, achieving 7.2 percent and 2.7 percent growth in loans and deposits respectively despite a lackluster economy.

雖然客戶存款下降，集團之總存款卻微升至港幣四百九十二億九千萬元。集團多次發行零售存款證，總值達港幣四億五千萬元，深受市場歡迎。

Total deposits increased slightly to HK$49.29 billion despite a drop in customer deposits. The Bank launched retail-structured Certificates of Deposit totaling HK$450.0 million, which were well received by the market.

集團之資本充足比率及平均流動資金比率分別為百分之十七及百分之三十九點四。在貸款需求疲弱及通縮情況的影響下，貸存比率微降至百分之七十二。

The Group's capital adequacy ratio and average liquidity ratio stood at 17.0 percent and 39.4 percent respectively. Our loan to deposit ratio dropped slightly to 72.0 percent against a weak loan demand and a deflationary environment.

上半年度，不履行貸款下降至港幣十二億六千萬元，佔總貸款額百分之三點五四。呆壞賬準備上升百分之二十二點二至港幣二億二千萬元，主要因個人破產個案增加。與二零零一年下半年比較，由於商業及物業貸款組合改善，呆壞賬準備減少百分之九點五。

展望下半年度，國內出口之強勁增長將加速本港之轉口貿易增加。而美元弱勢亦有助增強本港出口之競爭力。由於資產價格下降及失業率上升，預計個人消費及投資意慾將繼續放緩。現有的低息環境亦將有利於本港經濟復甦，但其步伐將視乎美國經濟之表現。

由於本港經濟與珠江三角州一帶關係日趨密切，集團將加快步伐，拓展國內之業務，利用上海、廣州及深圳之網絡，為本港投資者提供商業貸款。本行獲批准經營人民幣業務，將有助深圳分行之發展。在本港，集團將致力拓展財富管理服務，特別是人壽保險及單位信託基金業務，以加強佣金收入。

在本港經濟緩慢復甦下，集團將繼續擴闊產品及服務範圍，以爭取正面的增長。

董事長兼行政總裁
馮鈺斌謹啟

香港　二零零二年八月八日

For the period under review, the level of non-performing loans dropped to HK$1.26 billion, or 3.54 percent of total loans. Charge for bad and doubtful debts increased 22.2 percent to HK$220.0 million and the increase was mainly earmarked for charge-off due to personal bankruptcies. Compared with the second half of 2001, charge for bad and doubtful debts decreased 9.5 percent due to improvements in the commercial and property loan portfolio.

For the second half of the year, strong export growth in China will result in faster re-export growth in Hong Kong and a weaker US dollar should help our export competitiveness. Private consumption and investment, however, are expected to remain slow along with declining asset values and rising unemployment. The prevailing low interest rate environment should benefit Hong Kong's recovery but the pace of recovery would depend on the performance of the US economy.

As the Hong Kong economy becomes increasingly integrated with The Pearl Delta Region, we will step up our efforts on growth in China. We will expand our commercial lending business to Hong Kong's investors, leveraging on our presence in Shanghai, Guangzhou and Shenzhen. The approval to operate Renminbi business is expected to accelerate the growth of our Shenzhen Branch. In Hong Kong, we will continue to promote our wealth management activities, especially life insurance and unit trusts to enhance our fee income.

With a slowly recovering economy in Hong Kong, we look forward to more positive growth through innovation in the range of our products and services.

Patrick Y B Fung
Chairman and Chief Executive

Hong Kong, 8th August, 2002

未經審核之綜合損益計算表 Unaudited Consolidated Profit and Loss Account

(以港幣千元位列示)	(Expressed in thousands of Hong Kong dollars)	附註 Notes	**截至二零零二年六月三十日止六個月 Six months ended 30th June, 2002**	截至二零零一年六月三十日止六個月 Six months ended 30th June, 2001
				(重報) (As restated)
利息收入	Interest income		**1,122,272**	1,877,744
利息支出	Interest expense		**(390,087)**	(1,103,042)
淨利息收入	Net interest income		**732,185**	774,702
其他營業收入	Other operating income	4(a)	**181,231**	173,500
營業收入	Operating income	3	**913,416**	948,202
營業支出	Operating expenses	4(b)	**(295,612)**	(289,801)
扣除準備金前之營業溢利	Operating profit before provisions		**617,804**	658,401
呆壞賬準備	Charge for bad and doubtful debts		**(220,000)**	(180,000)
營業溢利	Operating profit		**397,804**	478,401
重估投資物業及出售有形固定資產之溢利	Gains on revaluation of investment properties and disposal of tangible fixed assets		**1,387**	181
出售持有至到期日證券之溢利	Profit on disposal of held-to-maturity securities		**9**	358
出售非持作買賣用途證券之溢利	Profit on disposal of non-trading securities		**19,388**	639
持有至到期日證券之準備金回撥	Provisions written back for held-to-maturity securities		**-**	3,934
正常業務的溢利	Profit on ordinary activities		**418,588**	483,513
應佔聯營公司之淨虧損	Share of net losses in associated companies		**(3,511)**	-
除稅前溢利	Profit before taxation	3	**415,077**	483,513
稅項	Taxation	5	**(43,365)**	(50,907)
除稅後溢利	Profit after taxation		**371,712**	432,606
少數股東權益所佔之(溢利)/虧損	(Profit)/losses attributable to minority interests		**(158)**	29
本銀行股東應得之溢利	Profit attributable to the shareholders		**371,554**	432,635
期內分配股息:	Dividends attributable to the period:			
擬派中期股息	Interim dividend declared	6	**108,580**	108,569
低估去年之末期股息	Underprovision of final dividend in respect of previous year		**25**	20
			108,605	108,589
			港元 HK$	港元 HK$
每股盈利	Earnings per share			
基本及攤薄	Basic and diluted	7	**1.27**	1.47
每股擬派中期股息	Interim dividend declared per share	6	**0.37**	0.37

第十一頁至第二十八頁之附註構成本賬項之一部份。

The notes on pages 11 to 28 form part of these accounts

未經審核之綜合股東權益變更表 Unaudited Consolidated Statement of Change in Equity

(以港幣千元位列示)	(Expressed in thousands of Hong Kong dollars)	附註 Notes	**截至二零零二年六月三十日止六個月 Six months ended 30th June, 2002**	截至二零零一年六月三十日止六個月 Six months ended 30th June, 2001 (重報) (As restated)
一月一日之股東資金結餘	Shareholders' funds as at 1st January		**6,045,301**	5,665,781
有關短期僱員福利會計政策變更	Change in accounting policy on short-term employee benefit	2(c)	**(13,290)**	(11,772)
重報	As restated		**6,032,011**	5,654,009
因出售非持作買賣用途證券而實現之收益	Realisation on disposal of non-trading securities	15	**176**	-
重估非持作買賣用途證券之未實現溢利/(虧損)	Unrealised profit/(loss) on revaluation of non-trading securities	15	**712**	(11,323)
換算調整	Exchange adjustments	15	**39**	1
損益賬內沒確認之淨收益/(虧損)	Net gains/(losses) not recognised in the profit and loss account		**927**	(11,322)
本銀行股東應得之溢利	Profit attributable to the shareholders	15	**371,554**	432,635
已派股息	Dividends paid	15	**(249,439)**	(249,413)
根據認股權計劃發行之股份款項	Proceeds on shares issued under share option scheme		**708**	356
六月三十日之股東資金結餘	Shareholders' funds as at 30th June		**6,155,761**	5,826,265

第十一頁至第二十八頁之附註構成本賬項之一部份。 *The notes on pages 11 to 28 form part of these accounts*

未經審核之綜合資產負債表 Unaudited Consolidated Balance Sheet

二零零二年六月三十日結算 As at 30th June, 2002

(以港幣千元位列示)	(Expressed in thousands of Hong Kong dollars)	附註 Notes	**二零零二年六月三十日 30th June, 2002**	二零零一年十二月三十一日 31st December, 2001 (重報) (As restated)
資產	**ASSETS**			
現金及短期資金	Cash and short-term funds	8	**10,649,198**	9,773,340
定期存放銀行同業及其他金融機構款項(一至十二個月內到期)	Placements with banks and other financial institutions maturing between one and twelve months	13	**2,849,101**	2,711,269
貿易票據已減除準備	Trade bills less provisions		**343,588**	285,273
存款證	Certificates of deposit held	9 & 13	**442,631**	452,814
持作買賣用途證券	Trading securities	11	**6,705**	6,542
客戶之貸款及其他賬項已減除準備	Advances to customers and other accounts less provisions	10(a)	**35,546,756**	35,658,856
持有至到期日證券及非持作買賣用途證券	Held-to-maturity and non-trading securities	12	**4,689,199**	4,838,496
聯營公司投資	Investments in associated companies		**57,260**	60,771
有形固定資產	Tangible fixed assets		**1,318,634**	1,272,196
商譽	Goodwill		**1,745**	2,035
總資產	Total assets		**55,904,817**	55,061,592
負債	**LIABILITIES**			
銀行同業及其他金融機構之存款	Deposits and balances of banks and other financial institutions	13	**1,064,935**	412,980
客戶之往來、定期、儲蓄及其他存款	Current, fixed, savings and other deposits of customers	13	**44,876,090**	45,697,763
已發行之存款證	Certificates of deposit issued	13	**3,347,400**	2,486,419
其他賬項及準備	Other accounts and provisions		**438,593**	410,539
總負債	Total liabilities		**49,727,018**	49,007,701
資本來源	**CAPITAL RESOURCES**			
股本	Share capital	14	**293,459**	293,429
儲備	Reserves	15	**5,862,302**	5,738,582
股東資金	Shareholders' funds		**6,155,761**	6,032,011
少數股東權益	Minority interests		**22,038**	21,880
總負債及資本來源	Total liabilities and capital resources		**55,904,817**	55,061,592

第十一頁至第二十八頁之附註構成本賬項之一部份。

The notes on pages 11 to 28 form part of these accounts

未經審核之綜合現金流量表 Unaudited Consolidated Cash Flow Statement

(以港幣千元位列示)	(Expressed in thousands of Hong Kong dollars)	附註 Note	二零零二年 六月三十日 30th June, 2002	二零零一年 六月三十日 30th June, 2001 (重報) (As restated)
因營業活動而流入之現金淨額	Net cash inflow from operating activities	17	**1,492,561**	2,695,655
投資活動	Investing activities			
購入持有至到期日證券及非持作買賣用途證券	Purchase of held-to-maturity and non-trading securities		**(2,726,586)**	(2,120,736)
出售及贖回持有至到期日證券及非持作買賣用途證券所得款項	Sale and redemption of held-to-maturity and non-trading securities		**2,896,168**	1,869,747
聯營公司投資	Investment in an associated company		**-**	(35,000)
貸予聯營公司	Loan to an associated company		**-**	(5,200)
購入有形固定資產	Purchase of tangible fixed assets		**(72,070)**	(234,504)
出售有形固定資產所得款項	Sale of tangible fixed assets		**2,085**	331
因投資活動而流入/(流出)之現金淨額	Net cash inflow/(outflow) from investing activities		**99,597**	(525,362)
融資	Financing			
行使認股權所發之新股	Issue of new shares under share option scheme		**708**	356
支付普通股股息	Ordinary dividends paid		**(249,439)**	(249,413)
因融資活動而流出之現金淨額	Net cash outflow from financing activities		**(248,731)**	(249,057)
現金及等同現金項目增額	Increase in cash and cash equivalents		**1,343,427**	1,921,236
現金及等同現金項目於一月一日結餘	Cash and cash equivalents at 1st January		**10,313,929**	12,663,979
現金及等同現金項目於六月三十日結餘	Cash and cash equivalents at 30th June		**11,657,356**	14,585,215
現金及等同現金項目之分析	Analysis of the balances of cash and cash equivalents			
現金及存放銀行同業及其他金融機構	Cash and balances with banks and other financial institutions		**345,761**	527,685
短期存放同業	Money at call and short notice		**9,137,012**	12,252,574
政府債券	Treasury bills		**399,173**	1,147,025
定期存放銀行同業及其他金融機構款項(一至三個月內到期)	Placements with banks and other financial institutions maturing between one and three months		**1,775,410**	657,931
			11,657,356	14,585,215

第十一頁至第二十八頁之附註構成本賬項之一部份。 *The notes on pages 11 to 28 form part of these accounts*

（以港幣千元位列示，內文另註除外）(Expressed in thousands of Hong Kong dollars unless otherwise stated in the text)

1. 編製基礎

本中期財務報告乃按照香港聯合交易所有限公司主板上市規則編製，並完全符合香港金融管理局發出之監管政策手冊內有關「本地註冊認可機構披露中期財務資料」之要求及香港會計師公會頒佈之會計實務準則第二十五章「中期財務報告」之標準。

本中期財務報告未經審核，惟已由畢馬威會計師事務所根據香港會計師公會頒佈之核數準則第700號「中期財務報告的審閱」審閱。畢馬威會計師事務所致董事會之獨立審閱報告載於第四十四頁。

本財務報告中關於截至二零零一年十二月三十一日止財政年度之財務資料並非本行於該財政年度之法定賬目之一部份，惟乃摘錄自該等賬目。截至二零零一年十二月三十一日止年度之法定賬目可於本行之註冊辦事處查閱。核數師於二零零二年三月十四日發表之報告中就該等賬目作出無保留意見。

除附註二所述外，本中期財務報告之編製與二零零一年度之財務賬目所採用之會計政策一致。

2. 採納新及經修訂之會計守則

在編製中期財務報告，已採用了以下由二零零二年一月一日起之會計年度所生效的新及經修訂會計守則：

- 會計守則第一章（修訂），「財務報表披露」
- 會計守則第十五章（修訂），「現金流量表」
- 會計守則第三十四章，「僱員福利」

(a) 會計守則第一章（修訂），「財務報表披露」

為符合會計守則第一章（修訂），本集團採納了「綜合股東權益變更表」以取代舊有的「綜合確認損益表」。此表列出股東資金的主要成份，包括股本、儲備及盈餘滾存，由期初至期末之變更。

1. BASIS OF PREPARATION

The interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, and fully complied with the module on "Interim Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority ("HKMA") and Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants ("HKSA").

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the HKSA. KPMG's independent review report to the board of directors is included on page 44.

The financial information relating to the financial year ended 31st December, 2001 included in the interim financial report does not constitute the Bank's statutory accounts for that financial year but is based on those accounts. Statutory accounts for the year ended 31st December, 2001 are available from the Bank's registered office. The auditors have expressed an unqualified opinion on those accounts in their report dated 14th March, 2002.

This interim financial report is prepared on a basis consistent with the accounting policies adopted in the 2001 annual accounts except as disclosed under note 2.

2. ADOPTION OF NEW AND REVISED SSAPs

The following new and revised SSAPs which became effective for accounting period beginning on or after 1st January, 2002, were adopted for the preparation of this interim financial report:

- SSAP1 (revised), "Presentation of Financial Statements"
- SSAP15 (revised), "Cash Flow Statements"
- SSAP34, "Employee Benefits"

(a) SSAP1 (revised), "Presentation of Financial Statements"

In order to comply with the requirements of SSAP1 (revised), the Group adopts the new statement "Consolidated Statement of Changes in Equity" which replaces the "Consolidated Statement of Recognised Gains and Losses" previously prepared. This statement reconciles the movement of key components of the shareholders' fund, including share capital, reserves and unappropriated profit, from the beginning to the end of the financial period.

2. 採納新及經修訂之會計守則 *(續)*

(b) 會計守則第十五章(修訂),「現金流量表」

為符合會計守則第十五章(修訂),「綜合現金流量表」之格式經予改列。比較數字亦因而重報。

(c) 會計守則第三十四章,「僱員福利」

往年同期,集團並未對員工既得年假作出任何負債撥備。根據會計守則第三十四章,當員工提供服務後,便應確認該既得的權利。有關轉變已溯及既往而應用,導致須作前期調整,於二零零一年一月一日及二零零二年一月一日之股東資金期初結餘分別減少港幣11,772,000元及港幣13,290,000元。僱員成本之比較數字亦已予重列及增加港幣759,000元。

3. 分項報告

(a) 業務分項

零售銀行業務包括接受存款、住宅樓宇按揭、租賃貸款及私人貸款業務。

企業銀行業務包括工商業貸款、貿易融資及機構銀行業務。

財資業務包括外匯買賣、證券投資及交易買賣。

其他業務包括保險業務、股票買賣服務及退休福利計劃服務。

未分類的業務項目主要包括股東資金、行址投資、物業投資及其他未能合理分配予特定業務分類的業務活動。

2. ADOPTION OF NEW AND REVISED SSAPs *(Continued)*

(b) SSAP15 (revised), "Cash Flow Statements"

The format of the "Consolidated Cash Flow Statement" has been revised to follow the new requirements of SSAP15 (revised). The comparative figures were restated to conform with current period presentation.

(c) SSAP34, "Employee Benefits"

In prior period, the Group did not provide for the liabilities in respect of its employees' vested annual leave. SSAP34 requires that obligations in respect of these entitlements should be accrued as soon as services are rendered. The changes have been applied retrospectively, resulting in prior period adjustments with the opening balance of shareholders' fund as at 1st January, 2001 and 1st January, 2002 decreased by the reduction of HK$11,772,000 and HK$13,290,000 respectively. The comparative figure in respect of staff costs for the prior period has been restated by an increase of HK$759,000.

3. SEGMENT REPORTING

(a) Business segments

Retail banking activities include acceptance of deposits, residential mortgages, hire purchase and consumer loans.

Corporate banking activities include advance of commercial and industrial loans, trade financing and institutional banking.

Treasury activities include foreign exchange services, management of investment securities and trading activities.

Other business activities include insurance business, stockbroking activities and services for retirement schemes.

Unallocated items mainly comprise the shareholders' funds, investments in premises and property investment and other activities which cannot be reasonably allocated to specific business segments.

3. **分項報告** *(續)*

(a) **業務分項** *(續)*

3. SEGMENT REPORTING *(Continued)*

(a) Business segments *(Continued)*

		營業收入 Operating income		除稅前溢利 Profit before taxation	
		截至二零零二年六月三十日止六個月 Six months ended 30th June, 2002	截至二零零一年六月三十日止六個月 Six months ended 30th June, 2001	**截至二零零二年六月三十日止六個月 Six months ended 30th June, 2002**	截至二零零一年六月三十日止六個月 Six months ended 30th June, 2001
			(重報) (As restated)		(重報) (As restated)
零售銀行業務	Retail banking	**585,316**	552,237	**192,508**	213,997
企業銀行業務	Corporate banking	**197,870**	195,409	**105,385**	82,021
財資業務	Treasury	**65,171**	52,241	**78,368**	47,939
其他業務	Other	**21,683**	23,080	**3,338**	6,033
未分類業務	Unallocated	**62,314**	143,220	**35,478**	133,523
跨業務收支抵銷	Inter-segment elimination	**(18,938)**	(17,985)	**-**	-
		913,416	948,202	**415,077**	483,513

(b) **區域分項**

區域分項資料乃按附屬公司主要營業所在地劃分，或按負責匯報業績或將資產入賬之本銀行分行所在地而劃分。

(b) Geographical segments

The information concerning geographical segments has been classified by the location of the principal operations of the subsidiaries, or in the case of the Bank itself, of the location of the branch responsible for reporting the results or booking the assets.

		營業收入 Operating income		除稅前溢利 Profit before taxation	
		截至二零零二年六月三十日止六個月 Six months ended 30th June, 2002	截至二零零一年六月三十日止六個月 Six months ended 30th June, 2001	**截至二零零二年六月三十日止六個月 Six months ended 30th June, 2002**	截至二零零一年六月三十日止六個月 Six months ended 30th June, 2001
					(重報) (As restated)
香港	Hong Kong	**850,279**	847,018	**378,096**	397,951
澳門	Macau	**116,454**	115,423	**71,814**	70,247
其他	Others	**36,559**	25,082	**25,343**	15,581
跨區域收支抵銷	Inter-segment elimination	**(89,876)**	(39,321)	**(60,176)**	(266)
		913,416	948,202	**415,077**	483,513

4. (a) 其他營業收入

4. (a) Other operating income

		截至二零零二年六月三十日止六個月 Six months ended 30th June, 2002	截至二零零一年六月三十日止六個月 Six months ended 30th June, 2001
外滙買賣收益	Gains arising from dealing in foreign currencies	**29,214**	27,600
持作買賣用途證券虧損	Losses arising from trading securities	**(5,803)**	(1,266)
其他買賣收益	Gains arising from dealing activities	**285**	1,378
服務費及淨佣金收入	Net fees and commission income	**148,845**	137,720
上市及非上市投資股息收入	Dividend income from listed and unlisted investments	**2,529**	2,898
其他	Others	**6,161**	5,170
		181,231	173,500

(b) 營業支出

營業支出包括折舊之數額為港幣24,934,000元(二零零一年:港幣23,609,000元)。

(b) Operating expenses

Operating expenses included depreciation amounting to HK$24,934,000 (2001: HK$23,609,000).

5. 稅項

綜合損益表內之稅項為:

5. TAXATION

Taxation in the consolidated profit and loss account represents:

		截至二零零二年六月三十日止六個月 Six months ended 30th June, 2002	截至二零零一年六月三十日止六個月 Six months ended 30th June, 2001
香港利得稅準備	Provision for Hong Kong profits tax	**30,681**	38,802
海外稅項	Overseas taxation	**12,684**	12,105
		43,365	50,907

香港利得稅乃按期內應課稅溢利照現行稅率百分之十六(二零零一年:百分之十六)計算。海外稅項按其經營所在國家現行稅率計算。時差而產生之遞延稅項不多,因而毋須提撥準備。

The provision for Hong Kong profits tax is based on an estimate of the assessable profits for the period at 16.0% (2001: 16.0%). Overseas taxation is provided at the appropriate current rates of taxation ruling in the countries in which they operate. No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

6. 擬派中期股息

以下為董事會於二零零二年六月三十日之後宣佈派發之股息，並未於中期財務報告中列賬。

6. INTERIM DIVIDEND DECLARED

The following dividend was declared by the board of directors after 30th June, 2002 and has not been provided for in the interim financial report.

		截至二零零二年六月三十日止六個月 Six months ended 30th June, 2002	截至二零零一年六月三十日止六個月 Six months ended 30th June, 2001
按293,458,500（二零零一年：293,428,500）股計算，擬派股息每股港幣三角七仙（二零零一年：港幣三角七仙）	Interim dividend declared of HK$0.37 (2001: HK$0.37) per share on 293,458,500 (2001: 293,428,500) shares	**108,580**	108,569

7. 每股盈利及攤薄每股盈利

每股盈利乃根據截至二零零二年六月三十日止六個月股東應得之溢利港幣371,554,000元（二零零一年：港幣432,635,000元）及於該期間已發行股份之加權平均數293,445,406（二零零一年：293,427,041）股普通股計算。攤薄每股盈利乃根據截至二零零二年六月三十日止六個月股東應得之溢利港幣371,554,000元（二零零一年：港幣432,635,000元）及於該期間已發行股份之加權平均數293,534,685（二零零一年：293,606,280）股普通股計算，並就所有潛在攤薄盈利的股份予已調整。

7. EARNINGS PER SHARE AND DILUTED EARNINGS PER SHARE

The calculation of earnings per share is based on profit attributable to the shareholders for the six months ended 30th June, 2002 of HK$371,554,000 (2001: HK$432,635,000) and on the weighted average number of 293,445,406 (2001: 293,427,041) ordinary shares in issue during the period. The calculation of diluted earnings per share is based on profit attributable to the shareholders for the six months ended 30th June, 2002 of HK$371,554,000 (2001: HK$432,635,000) and on the weighted average number of 293,534,685 (2001: 293,606,280) ordinary shares in issue during the period after adjustment of all dilutive potential shares.

8. 現金及短期資金

8. CASH AND SHORT-TERM FUNDS

		二零零二年六月三十日 30th June, 2002	二零零一年十二月三十一日 31st December, 2001
現金及存放銀行同業及其他金融機構	Cash and balances with banks and other financial institutions	**577,057**	644,844
短期存放同業	Money at call and short notice	**9,573,346**	8,752,039
政府債券（附註13）	Treasury bills (Note 13)	**498,795**	376,457
		10,649,198	9,773,340

所有政府債券為持有至到期日，由中央政府及各中央銀行發出，並為非上市之債券。

All treasury bills are held-to-maturity, issued by central government and central banks and are unlisted.

9. 存款證

持有之存款證全部為持有至到期日及非上市之存款證。

9. CERTIFICATES OF DEPOSIT HELD

All the certificates of deposit held are held-to-maturity and are unlisted.

10. 客戶之貸款及其他賬項已減除準備

(a) 客戶之貸款及其他賬項

10. ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS LESS PROVISIONS

(a) Advances to customers and other accounts

		二零零二年 六月三十日 30th June, 2002	二零零一年 十二月三十一日 31st December, 2001
客戶貸款(附註13)	Advances to customers (Note 13)	**35,463,657**	35,515,244
銀行同業及其他金融機構之貸款(附註13)	Advances to banks and other financial institutions (Note 13)	**190,695**	206,533
特殊準備	Specific provisions for bad and doubtful debts	**(300,739)**	(270,508)
一般準備	General provisions for bad and doubtful debts	**(355,544)**	(358,406)
應計利息及其他賬項	Accrued interest and other accounts	**548,687**	565,993
		35,546,756	35,658,856

(b) 不履行貸款

已扣除撥入暫記賬之利息或已停止累計利息之貸款,連同暫記利息及減除抵押品價值而作出之特殊準備數額如下:

(b) Non-performing loans

The advances net of suspended interest, on which interest is being placed in suspense or on which interest accrual has ceased, the amount of suspended interest and specific provisions made after taking into account the value of collateral in respect of such advances are as follows:

		二零零二年 六月三十日 30th June, 2002	二零零一年 十二月三十一日 31st December, 2001
客戶不履行貸款	Gross non-performing advances to customers	**1,256,161**	1,349,795
佔客戶貸款總額之百分比	Gross non-performing advances as a percentage of total advances to customers	**3.54%**	3.80%
所持抵押品金額	Amount of collateral held	**845,121**	911,945
特殊準備	Specific provisions	**299,295**	267,553
暫記利息	Suspended interest	**471,140**	470,639

於二零零一年十二月三十一日及二零零二年六月三十日,本集團貸予銀行同業及其他金融機構之款項中,並無利息撥入暫記賬或已停止累計利息之貸款。

There were no advances to banks and other financial institutions on which interest is being placed in suspense or on which interest accrual has ceased on 30th June, 2002 and 31st December, 2001.

11. 持作買賣用途證券 / 11. TRADING SECURITIES

		二零零二年六月三十日 30th June, 2002	二零零一年十二月三十一日 31st December, 2001
本港上市股票	Equity securities listed in Hong Kong	6,705	6,542
持作買賣用途證券交易對手如下：	Trading securities analysed by counterparty are as follows:		
發行機構：	Issued by :		
銀行同業及其他金融機構	Banks and other financial institutions	2,267	2,318
企業	Corporate entities	4,438	4,224
		6,705	6,542

12. 持有至到期日證券及非持作買賣用途證券 / 12. HELD-TO-MATURITY AND NON-TRADING SECURITIES

		二零零二年六月三十日 30th June, 2002	二零零一年十二月三十一日 31st December, 2001
持有至到期日之證券（附註13）：	Held-to-maturity securities (Note 13):		
持有至到期日之債務證券	Held-to-maturity debt securities		
上市	Listed		
一本港上市	- in Hong Kong	272,375	2,139
一海外上市	- outside Hong Kong	1,410,516	1,351,714
		1,682,891	1,353,853
非上市	Unlisted	2,977,196	2,394,338
		4,660,087	3,748,191
非持作買賣用途之證券（附註13）：	Non-trading securities (Note 13):		
非持作買賣用途之債務證券	Non-trading debt securities		
上市（市場價值）	Listed (at market value)		
一本港上市	- in Hong Kong	-	247,137
一海外上市	- outside Hong Kong	-	648,621
非上市	Unlisted	-	76,093
		-	971,851
非持作買賣用途之股票	Non-trading equity securities		
本港上市（市場價值）	Listed in Hong Kong (at market value)	1,579	1,122
非上市	Unlisted	27,533	117,332
		29,112	118,454
		29,112	1,090,305
		4,689,199	4,838,496
持有至到期日債務證券之市場價值	Market value of listed held-to-maturity debt securities	1,685,326	1,340,058

12. 持有至到期日證券及非持作買賣用途證券 *(續)*

12. HELD-TO-MATURITY AND NON-TRADING SECURITIES *(Continued)*

持有至到期日及非持作買賣用途之證券交易對手分析如下：

Held-to-maturity and non-trading securities analysed by counterparty are as follows:

		二零零二年六月三十日 30th June, 2002	二零零一年十二月三十一日 31st December, 2001
發行機構：	Issued by:		
中央政府及中央銀行	Central governments and central banks	-	247,137
銀行同業及其他金融機構	Banks and other financial institutions	**2,180,612**	1,734,555
企業	Corporate entities	**2,084,164**	2,132,087
公營機構	Public sector	**424,423**	724,717
		4,689,199	4,838,496

持有至到期日之政府債券及存款證已分別披露於資產負債表、賬項附註八及附註九內。

Held-to-maturity treasury bills and certificates of deposit are disclosed separately in the balance sheet, note 8 and note 9 to the accounts.

13. 期限分析

13. MATURITY PROFILE

二零零二年六月三十日

30th June, 2002

		即時還款 Repayable on demand	三個月或以下 3 months or less	三個月以上至一年 1 year or less but over 3 months	一年以上至五年 5 years or less but over 1 year	五年以上 After 5 years	無註明 Undated	總額 Total
資產	Assets							
－政府債券(附註8)	- Treasury bills (Note 8)	-	498,795	-	-	-	-	498,795
－定期存放銀行同業及其他金融機構款項(一至十二個月內到期)	- Placements with banks and other financial institutions maturing between 1 and 12 months	-	2,398,510	450,591	-	-	-	2,849,101
－存款證	- Certificates of deposit held	-	28,706	113,988	299,937	-	-	442,631
－客戶貸款(附註10a)	- Advances to customers (Note 10a)	1,909,438	4,116,693	4,183,431	11,354,914	13,717,849	181,332	35,463,657
－銀行同業及其他金融機構之貸款(附註10a)	- Advances to banks and other financial institutions (Note 10a)	-	-	31,783	127,130	31,782	-	190,695
－持有至到期日及非持作買賣用途之債務證券(附註12)	- Held-to-maturity and non-trading debt securities (Note 12)	-	26,236	381,019	3,648,879	603,953	-	4,660,087
		1,909,438	7,068,940	5,160,812	15,430,860	14,353,584	181,332	44,104,966
負債	Liabilities							
－銀行同業及其他金融機構之存款	- Deposits and balances of banks and other financial institutions	231,296	833,639	-	-	-	-	1,064,935
－客戶之往來、定期、儲蓄及其他存款	- Current, fixed, savings and other deposits of customers	9,234,008	33,729,371	1,577,333	335,378	-	-	44,876,090
－已發行之存款證	- Certificates of deposit issued	-	-	1,286,600	2,060,800	-	-	3,347,400
		9,465,304	34,563,010	2,863,933	2,396,178	-	-	49,288,425

13. 期限分析 *(續)*

13. MATURITY PROFILE *(Continued)*

二零零一年十二月三十一日
31st December, 2001

		即時還款 Repayable on demand	三個月或以下 3 months or less	三個月以上至一年 1 year or less but over 3 months	一年以上至五年 5 years or less but over 1 year	五年以上 After 5 years	無註明 Undated	總額 Total
資產	Assets							
一政府債券(附註8)	- Treasury bills (Note 8)	-	227,385	149,072	-	-	-	376,457
一定期存放銀行同業及其他金融機構款項(一至十二個月內到期)	- Placements with banks and other financial institutions maturing between 1 and 12 months	-	2,423,459	287,810	-	-	-	2,711,269
一存款證	- Certificates of deposit held	-	-	152,899	299,915	-	-	452,814
一客戶貸款(附註10a)	- Advances to customers (Note 10a)	2,295,944	3,209,071	4,381,364	10,981,672	14,427,347	219,846	35,515,244
一銀行同業及其他金融機構之貸款(附註10a)	- Advances to banks and other financial institutions (Note 10a)	18	-	31,772	127,086	47,657	-	206,533
一持有至到期日及非持作買賣用途之債務證券(附註12)	- Held-to-maturity and non-trading debt securities (Note 12)	-	120,939	489,809	2,947,893	1,161,401	-	4,720,042
		2,295,962	5,980,854	5,492,726	14,356,566	15,636,405	219,846	43,982,359
負債	Liabilities							
一銀行同業及其他金融機構之存款	- Deposits and balances of banks and other financial institutions	82,848	315,317	14,815	-	-	-	412,980
一客戶之往來、定期、儲蓄及其他存款	- Current, fixed, savings and other deposits of customers	8,697,513	34,663,185	2,184,208	152,857	-	-	45,697,763
一已發行之存款證	- Certificates of deposit issued	-	-	709,865	1,776,554	-	-	2,486,419
		8,780,361	34,978,502	2,908,888	1,929,411	-	-	48,597,162

14. 股本

14. SHARE CAPITAL

		二零零二年 六月三十日 30th June, 2002	二零零一年 十二月三十一日 31st December, 2001
註冊股本:	Authorised:		
450,000,000(二零零一年:450,000,000)股 普通股每股港幣1元	450,000,000 (2001: 450,000,000) ordinary shares of HK$1 each	**450,000**	450,000
實收股本:	Issued and fully paid:		
一月一日結餘	At 1st January	**293,429**	293,405
根據認股權計劃發行之股份	Shares issued under share option scheme	**30**	24
293,458,500(二零零一年:293,428,500)股 普通股每股港幣1元	293,458,500 (2001: 293,428,500) ordinary shares of HK$1 each	**293,459**	293,429

於二零零二年三月十日,根據認股權計劃發行之股份為30,000股,其價值為港幣708,000元。其中港幣30,000元已於股本記賬,餘數港幣678,000元則撥入股本溢價賬內。於二零零二年六月三十日未行使之認股權摘要如下:

On 10th March, 2002, options were exercised to subscribe for 30,000 ordinary shares in the Bank at a consideration of HK$708,000 of which HK$30,000 was credited to share capital and the balance of HK$678,000 was credited to the share premium account. At 30th June, 2002, the outstanding options were:

授予認股權日期	Date of options granted	認股價 Option price	二零零二年 六月三十日 30th June, 2002 股份數目 Number of shares	二零零一年 十二月三十一日 31st December, 2001 股份數目 Number of shares
一九九四年三月十日	10th March, 1994	HK$14.83	**102,000**	102,000
二零零一年三月十日	10th March, 2001	HK$23.60	**380,000**	410,000
二零零二年三月十五日	15th March, 2002	HK$26.30	**290,000**	-
			772,000	512,000

此等認股權可於授予日第一週年起至第十週年內行使。

The options granted under the Scheme will be exercisable between the first and the tenth anniversaries of the date of grant.

15. 儲備

15. RESERVES

		二零零二年六月三十日 30th June, 2002							
		股本溢價賬 Share premium	資本儲備 Capital reserve	一般儲備 General reserve	銀行行址重估儲備 Bank premises revaluation reserve	投資重估儲備 Investment revaluation reserve	股本贖回儲備 Capital redemption reserve	盈餘滾存 Unappro-priated profits	合計 Total
二零零二年一月一日結餘	At 1st January, 2002								
－往年報告	- as previously reported	329,999	215,909	2,100,178	321,000	(866)	769	2,784,883	5,751,872
－往年短期僱員福利之調整	- prior year adjustment in respect of short-term employee benefit	-	-	-	-	-	-	(13,290)	(13,290)
－重報	- as restated	329,999	215,909	2,100,178	321,000	(866)	769	2,771,593	5,738,582
換算調整	Exchange adjustments	-	-	39	-	-	-	-	39
根據認股權計劃發行之新股	Share issued under share option scheme	678	-	-	-	-	-	-	678
儲備賬撥入／(撥出)	Transfer to/(from) reserves	-	-	-	-	-	-	-	-
因出售非持作買賣用途證券而實現之收益	Realisation on disposal of non-trading securities	-	-	-	-	176	-	-	176
重估之溢利	Profit on revaluation	-	-	-	-	712	-	-	712
已派股息	Dividend paid	-	-	-	-	-	-	(249,439)	(249,439)
期內溢利	Profit for the period	-	-	-	-	-	-	371,554	371,554
二零零二年六月三十日結餘	At 30th June, 2002	330,677	215,909	2,100,217	321,000	22	769	2,893,708	5,862,302

		二零零一年十二月三十一日 31st December, 2001 (重報) (As restated)							
		股本溢價賬 Share premium	資本儲備 Capital reserve	一般儲備 General reserve	銀行行址重估儲備 Bank premises revaluation reserve	投資重估儲備 Investment revaluation reserve	股本贖回儲備 Capital redemption reserve	盈餘滾存 Unappro-priated profits	合計 Total
二零零一年一月一日結餘	At 1st January, 2001								
一往年報告	- as previously reported	329,667	215,423	2,100,214	321,000	42,463	769	2,362,840	5,372,376
一往年短期僱員福利之調整	- prior year adjustment in respect of short-term employee benefit	-	-	-	-	-	-	(11,772)	(11,772)
一重報	- as restated	329,667	215,423	2,100,214	321,000	42,463	769	2,351,068	5,360,604
換算調整	Exchange adjustments	-	-	(36)	-	-	-	-	(36)
根據認股權計劃發行之新股	Shares issued under share option scheme	332	-	-	-	-	-	-	332
儲備賬撥入/(撥出)	Transfer to/(from) reserves	-	486	-	-	-	-	(486)	-
因出售非持作買賣用途證券而實現之收益	Realisation on disposal of non-trading securities	-	-	-	-	(26,023)	-	-	(26,023)
重估之虧損	Losses on revaluation	-	-	-	-	(17,306)	-	-	(17,306)
已派股息	Dividends paid	-	-	-	-	-	-	(357,982)	(357,982)
年內溢利	Profit for the year								
一往年報告	- as previously reported	-	-	-	-	-	-	780,511	780,511
一往年短期僱員福利之調整	- prior year adjustment in respect of short-term employee benefit	-	-	-	-	-	-	(1,518)	(1,518)
一重報	- as restated	-	-	-	-	-	-	778,993	778,993
二零零一年十二月三十一日結餘	At 31st December, 2001	329,999	215,909	2,100,178	321,000	(866)	769	2,771,593	5,738,582

16. 資產負債表以外之風險程度

(a) 或然債務及承擔

以下為每項或然債務及承擔重大類別之約定金額概要：

16. OFF-BALANCE SHEET EXPOSURES

(a) Contingent liabilities and commitments

The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

		二零零二年 六月三十日 30th June, 2002	二零零一年 十二月三十一日 31st December, 2001
直接信貸替代	Direct credit substitutes	422,430	398,317
交易有關之或然債務	Transaction-related contingencies	15,957	17,766
貿易有關之或然債務	Trade-related contingencies	1,235,970	1,156,627
其他承擔	Other commitments	4,188,675	3,710,562
其他	Others	3,226	21,988
		5,866,258	5,305,260

(b) 衍生工具

衍生工具指財務合約，其價值視乎所涉及的資產或指數而定。

以下為每項衍生工具重大類別之名義金額：

(b) Derivatives

Derivatives refer to financial contracts whose value depends on the value of one or more underlying assets or indices.

The following table is a summary of the notional amounts of each significant type of derivatives:

		二零零二年 六月三十日 30th June, 2002	二零零一年 十二月三十一日 31st December, 2001
滙率合約－買賣用途	Exchange rate contracts - trading	10,548,302	7,112,978
滙率合約－對沖用途	Exchange rate contracts - hedging	3,442,822	2,148,760
滙率合約總額	Total exchange rate contracts	13,991,124	9,261,738
利率合約－買賣用途	Interest rate contracts - trading	1,209,000	-
利率合約－對沖用途	Interest rate contracts - hedging	4,514,600	2,988,032
利率合約總額	Total interest rate contracts	5,723,600	2,988,032
		19,714,724	12,249,770

16. 資產負債表以外之風險程度 *(續)*

(b) 衍生工具 *(續)*

買賣交易包括為執行客戶買賣指令或對沖此等持倉交易而持有的金融工具盤。

上列資產負債表以外之風險程度之重置成本及信貸風險加權金額如下。這些金額並未計及雙邊淨額安排的影響。

16. OFF-BALANCE SHEET EXPOSURES *(Continued)*

(b) Derivatives *(Continued)*

The trading transactions include positions arising from the execution of trade orders from customers or transactions taken to hedge these positions.

The replacement costs and credit risk weighted amounts of the above off-balance sheet exposures are as follows. These amounts do not take into account of the effects of bilateral netting arrangements.

		二零零二年 六月三十日 30th June, 2002		二零零一年 十二月三十一日 31st December, 2001	
		重置成本 Replacement cost	信貸風險加權金額 Credit risk weighted amount	重置成本 Replacement cost	信貸風險加權金額 Credit risk weighted amount
或然債務及承擔	Contingent liabilities and commitments	**N/A**	**718,916**	N/A	639,978
滙率合約	Exchange rate contracts	**39,773**	**54,108**	27,674	38,199
利率合約	Interest rate contracts	**34,446**	**10,109**	24,047	7,407
		74,219	**783,133**	51,721	685,584

(c) 資本承擔

於二零零二年六月三十日及二零零一年十二月三十一日為購買物業、機械及設備而並未在賬項中作出準備之資本承擔如下：

(c) Capital commitments

Capital commitments for acquisition of property, plant and equipment outstanding at 30th June, 2002 and 31st December, 2001 not provided for in the accounts were as follows:

		二零零二年 六月三十日 30th June, 2002	二零零一年 十二月三十一日 31st December, 2001
已核准及簽訂合約之開支	Expenditure authorised and contracted for	**12,629**	123
已核准惟未簽訂合約之開支	Expenditure authorised but not contracted for	**-**	12,621
		12,629	12,744

17. 營業溢利與來自營業活動之淨現金流入對賬表

17. RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

		二零零二年 六月三十日 30th June, 2002	二零零一年 六月三十日 30th June, 2001
			(重報) (As restated)
營業溢利	Operating profit	397,804	478,401
折舊	Depreciation	24,934	23,609
商譽攤銷	Amortisation of goodwill	290	291
已付利得稅	Profits tax paid	(28,356)	(20,005)
三個月後到期之政府債券減少	Decrease in treasury bills maturing after three months	199,176	989,116
三個月後到期之定期存放銀行同業及其他金融機構款項減少	Decrease in placements with banks and other financial institutions maturing after three months	279,009	2,868,629
貿易票據增加	Increase in trade bills	(58,315)	(37,827)
存款證減少／(增加)	Decrease/(increase) in certificates of deposit held	10,183	(39,021)
持有作買賣用途證券增加	Increase in trading securities	(163)	(5,829)
客戶之貸款及其他賬項減少／(增加)	Decrease/(increase) in advances to customers and other accounts	108,225	(1,902,537)
銀行同業及其他金融機構之存款增加	Increase in deposits and balances of banks and other financial institutions	503,507	382,048
客戶之往來、定期、儲蓄及其他存款減少	Decrease in current, fixed, savings and other deposits of customers	(821,673)	(534,290)
已發行存款證增加	Increase in certificates of deposit issued	860,981	525,006
其他賬項及準備增加／(減少)	Increase/(decrease) in other accounts and provision	16,959	(31,936)
來自營業活動之淨現金流入	Net cash inflow from operating activities	1,492,561	2,695,655

18. 關連人士重要交易

(a) 二零零二年上半年度，本集團與本銀行之主要股東美國紐約銀行集團及其附屬公司之交易，均按一般正常業務及商業條件進行。期內之收支及期末之資產負債表及資產負債表以外之結餘詳列如下：

(i) 收入及支出

18. MATERIAL RELATED PARTIES TRANSACTIONS

(a) During the first half of 2002, transactions with The Bank of New York Company Inc. ("BNY"), a substantial shareholder of the Bank, or its subsidiaries were entered into by the Group in the ordinary course of business and on normal commercial terms. The income and expense for the period and on-balance sheet and off-balance sheet outstandings at the period end are:

(i) Income and expense

		截至二零零二年六月三十日止六個月 Six months ended 30th June, 2002	截至二零零一年六月三十日止六個月 Six months ended 30th June, 2001
利息收入	Interest income	**356**	1,603
利息支出	Interest expense	**296**	1,097

(ii) 二零零二年六月三十日及二零零一年十二月三十一日資產負債表結餘

(ii) On-balance sheet outstanding at 30th June, 2002 and 31st December, 2001

		二零零二年六月三十日 30th June, 2002	二零零一年十二月三十一日 31st December, 2001
現金及短期資金	Cash and short-term funds	**473,498**	22,296
銀行同業及其他金融機構之存款	Deposits and balances of banks and other financial institutions	**423,945**	64,408

(iii) 二零零二年六月三十日及二零零一年十二月三十一日資產負債表以外結餘

(iii) Off-balance sheet outstanding at 30th June, 2002 and 31st December, 2001

		二零零二年六月三十日 30th June, 2002	二零零一年十二月三十一日 31st December, 2001
匯率合約	Exchange rate contracts		
合約金額	Contract amount	**19,472**	155,946
重置成本	Replacement Cost	**-**	-
風險加權金額	Risk weighted amount	**39**	312

18. 關連人士重要交易 *(續)*

(iv) 於一九九九年八月二十七日，本銀行與美國紐約銀行集團簽署一項授權協議，根據此項協議，本銀行將提供一項有關證券化交易之支援服務。

二零零二年上半年，本銀行已收取大約為港幣105,000元（二零零一年：港幣35,000元）服務費。本銀行將按年收取費用至合約終止。

(b) 於一九九五年六月三十日，本銀行擁有百分六十五股權之附屬公司永亨蘇黎世保險有限公司（「永蘇保險」）與蘇黎世保險有限公司（「蘇黎世保險」）之全資附屬公司瑞泰保險管理（香港）有限公司（「瑞泰保險」）簽署一項管理合約。根據此項管理合約瑞泰保險將負責永蘇保險有關保險業務之管理工作。蘇黎世保險為永蘇保險之主要股東，佔該公司已發行股本百分之三十五。截至二零零二年六月三十日止六個月，永蘇保險付予瑞泰保險港幣976,000元（二零零一年：港幣972,000元）管理費用。此項費用乃按所收之保險費及純利而釐定。於一九九九年十二月三十一日，雙方同意將管理合約延至二零零二年十二月三十一日終止，但雙方可經六個月通知後提前解約。

19. 比較數字

由於對短期僱員福利的會計政策有所變更，故若干比較數字已改列，詳情載於附註二。

本銀行在銀聯控股有限公司之投資乃記賬為非持作買賣用途證券。於二零零一年十二月，該投資對本集團之影響增加，故將該投資改列為聯營公司之投資。比較數字經予改列，以符合本年度之賬項編排。

18. MATERIAL RELATED PARTIES TRANSACTIONS *(Continued)*

(iv) On 27th August, 1999, the Bank entered into a Delegation Agreement with BNY pursuant to which the Bank agreed to provide various back-up support services to BNY in connection with a securitisation transaction undertaken by BNY.

In the first half of 2002, the Bank received from BNY a service fee of approximately HK$105,000 (2001: HK$35,000) and will continue to receive further service fees on an annual basis during the term of the Delegation Agreement.

(b) On 30th June, 1995, Wing Hang Zurich Insurance Company Limited ("WHZ Insurance"), a 65 percent owned subsidiary of the Bank, entered into a Management Agreement with Swiss Insurance Management (Hong Kong) Limited ("Swiss Insurance"), a wholly own subsidiary of Zurich Insurance Limited ("Zurich Insurance") pursuant to which Swiss Insurance has been appointed as manager of WHZ Insurance in connection with the conduct by WHZ Insurance of its insurance business. Zurich Insurance is a substantial shareholder of WHZ Insurance holding 35 percent of WHZ Insurance's issued share capital. For the six months ended 30th June, 2002, WHZ Insurance paid to Swiss Insurance an amount of HK$976,000 (2001: HK$972,000), being the contractual management fees based on gross premium and net profit generated. On 31st December, 1999, the Management Agreement has been extended for three years and will end on 31st December, 2002 but can be terminated by either party on six months' notice.

19. COMPARATIVE FIGURES

Certain comparative figures have been adjusted as a result of change in accounting policy for short-term employee benefit, details of which are set out in note 2.

In December 2001, the investment in Bank Consortium Holding Limited has been reclassified as investments in associated companies from non-trading securities in view of its materiality to the Group. Comparative figures have been reclassified to conform with the current year's presentation.

（以港幣千元位列示，內文另註除外）(Expressed in thousands of Hong Kong dollars unless otherwise stated in the text)

(a) 資本充足及流動資金比率 (a) CAPITAL ADEQUACY AND LIQUIDITY RATIOS

(i) 資本充足比率 (i) Capital adequacy ratio

		二零零二年六月三十日 30th June, 2002	二零零一年十二月三十一日 31st December, 2001
			（重報） (As Restated)
核心資本	Core capital		
繳足股款的普通股股本	Paid up ordinary share capital	**293,459**	293,429
股本溢價賬	Share premium	**330,677**	329,999
儲備	Reserves	**4,776,965**	4,334,105
其他	Others	**251,488**	442,886
		5,652,589	5,400,419
可計算的附加資本	Eligible supplementary capital		
土地及土地權益價值重估的儲備	Reserves on revaluation of land and interests in land	**224,700**	224,700
重估非持作買賣用途證券之未實現虧損	Unrealised loss on revaluation of non-trading securities	**(1,543)**	(1,574)
一般呆賬準備金	General provisions for doubtful debts	**357,975**	361,124
		581,132	584,250
扣減前的資本基礎總額	Total capital base before deductions	**6,233,721**	5,984,669
資本基礎總額的扣減項目	Deductions from total capital base	**(190,364)**	(198,379)
扣減後的資本基礎總額	Total capital base after deductions	**6,043,357**	5,786,290
未經調整及調整後之資本充足比率	Unadjusted and adjusted capital adequacy ratio	**17.0%**	16.5%

(a) 資本充足及流動資金比率 *(續)*

(i) 資本充足比率 *(續)*

未經調整之資本充足比率為本銀行及部份附屬公司根據香港銀行條例附表三及香港金融管理局為監管而要求之綜合基準計算。調整後資本充足比率之計算，是根據香港金融管理局發出之監管政策手冊內有關「就市場風險維持充足資本」的要求，計入在結算日的市場風險。所根據的綜合基準與未經調整之資本充足比率相同。

(a) CAPITAL ADEQUACY AND LIQUIDITY RATIOS *(Continued)*

(i) Capital adequacy ratio *(Continued)*

The unadjusted capital adequacy ratio is computed on a consolidated basis covering the Bank and certain of its financial subsidiaries as specified by the HKMA for its regulatory supervision purposes, and is in accordance with the Third Schedule to the Hong Kong Banking Ordinance. The adjusted capital adequacy ratio incorporating market risk is computed on the same consolidated basis, and is in accordance with the module on "Maintenance of Adequacy Capital Against Market Risks" under Supervisory Policy Manual issued by the HKMA.

(ii) 平均流動資金比率

(ii) Average liquidity ratio

		二零零二年 六月三十日 30th June, 2002	二零零一年 六月三十日 30th June, 2001
截至首六個月平均流動資金比率	Average liquidity ratio for the first six months ended	**39.4%**	47.2%

期內平均流動資金比率乃根據香港銀行條例附表四計算。此比率為與香港金融管理局協議包括所有海外分行、香港辦事處及附屬公司而計算。

The average liquidity ratio for the period includes the liquidity positions of all overseas branches, Hong Kong offices and financial subsidiaries in its calculation, which is the basis of computation agreed with the HKMA, and has been computed in accordance with the Fourth Schedule to the Hong Kong Banking Ordinance.

(b) 客戶貸款－行業分類

客戶貸款之行業類別是按該等貸款之用途分類及未減除任何準備。

(b) ADVANCES TO CUSTOMERS – BY INDUSTRY SECTORS

The information concerning advances to customers by industry sectors has been classified according to the usage of the loan and is stated gross of any provisions.

		二零零二年六月三十日 30th June, 2002	二零零一年十二月三十一日 31st December, 2001	差幅 Change %
在香港使用之貸款	**Loans for use in Hong Kong**			
工業、商業及金融	Industrial, commercial and financial			
－物業發展	- Property development	**426,417**	334,797	27.4
－物業投資	- Property investment	**5,875,935**	5,645,037	4.1
－財務機構	- Financial concerns	**507,780**	562,746	-9.8
－股票經紀	- Stockbrokers	**317,108**	259,047	22.4
－批發與零售業	- Wholesale and retail trade	**817,787**	868,411	-5.8
－製造業	- Manufacturing	**888,311**	968,820	-8.3
－運輸與運輸設備	- Transport and transport equipment	**1,791,689**	1,619,465	10.6
－股票有關之貸款	- Share financing	**216,560**	255,709	-15.3
－其他	- Others	**2,727,998**	2,893,668	-5.7
個人	Individuals			
－購買「居者有其屋」、「私人機構參建居屋計劃」及「租者置其屋計劃」樓宇之貸款	- Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**680,642**	722,890	-5.8
－購買其他住宅物業之貸款	- Loans for the purchase of other residential properties	**10,054,389**	10,799,639	-6.9
－信用咭貸款	- Credit card advances	**351,392**	463,121	-24.1
－其他	- Others	**2,691,422**	2,833,500	-5.0
貿易融資	**Trade finance**	**1,852,377**	1,575,554	17.6
在香港以外使用之貸款	**Loans for use outside Hong Kong**			
－澳門	- Macau	**3,539,208**	3,340,498	6.0
－其他	- Others	**2,724,642**	2,372,342	14.9
		35,463,657	35,515,244	-0.2

(c) 客戶貸款、不履行貸款及過期貸款之地理分類

地理分類資料乃按交易對手的所在地，並已顧及轉移風險因素。一般而言，在下述情況下才轉移風險：有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地。

(c) ADVANCES TO CUSTOMERS, NON-PERFORMING LOANS AND OVERDUE ADVANCES – BY GEOGRAPHICAL AREA

The geographical information has been classified by the location of the counterparties after taking into account any risk transfer. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

二零零二年六月三十日
30th June, 2002

		客戶貸款 Total advances to customers	不履行貸款 Non-performing loans	過期三個月以上之貸款 Overdue advances for over three months
香港	Hong Kong	**28,978,367**	**1,078,061**	**557,665**
澳門	Macau	**3,696,090**	**160,169**	**181,153**
中華人民共和國	People's Republic of China	**2,035,769**	**17,931**	**26,717**
其他	Others	**753,431**	**-**	**-**
		35,463,657	**1,256,161**	**765,535**

二零零一年十二月三十一日
31st December, 2001

		客戶貸款 Total advances to customers	不履行貸款 Non-performing loans	過期三個月以上之貸款 Overdue advances for over three months
香港	Hong Kong	29,432,277	1,173,746	740,417
澳門	Macau	3,459,865	159,879	145,641
中華人民共和國	People's Republic of China	1,875,900	16,170	33,512
其他	Others	747,202	-	25
		35,515,244	1,349,795	919,595

(d) 過期及重定還款期之資產 (d) OVERDUE AND RESCHEDULED ASSETS

(i) 過期及重定還款期之貸款 (i) Overdue and rescheduled advances

		二零零二年六月三十日 30th June, 2002		二零零一年十二月三十一日 31st December, 2001	
		金額 Amount	佔貸款總額之百分比 % of total advances	金額 Amount	佔貸款總額之百分比 % of total advances
已過期之客戶貸款	Gross advances to customers which have been overdue for				
三個月以上至六個月	6 months or less but over 3 months	**211,797**	**0.60**	291,684	0.82
六個月以上至一年	1 year or less but over 6 months	**230,029**	**0.65**	250,786	0.71
一年以上	Over 1 year	**323,709**	**0.91**	377,125	1.06
		765,535	**2.16**	919,595	2.59
所持抵押品金額	Amount of collateral held	**653,271**		731,631	
有抵押貸款數額	Secured balance	**511,440**		646,525	
無抵押貸款數額	Unsecured balance	**254,095**		273,070	
特殊準備	Specific provisions	**224,312**		182,777	
重定還款期之客戶貸款	Rescheduled advances	**445,891**	**1.26**	478,625	1.35

於二零零一年十二月三十一日及二零零二年六月三十日，本集團貸予銀行同業及其他金融機構之款項中並無過期三個月以上及重定還款期之貸款。

There were no overdue advances for over 3 months and rescheduled advances to banks and other financial institutions on 30th June, 2002 and 31st December, 2001.

(d) 過期及重定還款期之資產 *(續)*
(ii) 其他過期資產

(d) OVERDUE AND RESCHEDULED ASSETS *(Continued)*
(ii) Other overdue assets

		二零零二年 六月三十日 30th June, 2002		二零零一年 十二月三十一日 31st December, 2001	
		債務證券 Debt securities	*其他資產 *Other assets	債務證券 Debt securities	*其他資產 *Other assets
已過期之其他資產	Other assets which have been overdue for				
三個月以上至六個月	6 months or less but over 3 months	–	1,077	–	2,011
六個月以上至一年	1 year or less but over 6 months	–	1,337	–	1,667
一年以上	Over 1 year	–	2,625	–	2,599
		–	5,039	–	6,277

* *其他資產指貿易票據及應計利息。*

* *Other assets refer to trade bills and accrued interest.*

(e) 過期及重定還款期貸款與不履行貸款之對賬表

(e) THE RECONCILIATION BETWEEN OVERDUE AND RESCHEDULED LOANS AND NON-PERFORMING LOANS

		二零零二年 六月三十日 30th June, 2002	二零零一年 十二月三十一日 31st December, 2001
已過期三個月以上之客戶貸款及重定還款期貸款：	Gross advances to customers and rescheduled loans which have been overdue for over three months :		
已過期三個月以上之客戶貸款	Gross advances to customers which have been overdue for over three months	765,535	919,595
重定還款期之貸款	Rescheduled advances	445,891	478,625
		1,211,426	1,398,220
減：過期三個月以上但仍累計利息之貸款	Less: Loans overdue over 3 months and on which interest is still being accrued	(125,384)	(173,970)
加：過期三個月或以下但其利息已撥入暫記賬或已停止累計利息之貸款	Add: Loans overdue for 3 months or less and on which interest is being placed in suspense or on which interest accrual has ceased	170,119	125,545
不履行貸款合計	Total non-performing loans	1,256,161	1,349,795

(f) 跨境債權

跨境債權資料乃按交易對手的所在地，並已顧及轉移風險因素。一般而言，在下述情況下才轉移風險：有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地。

(f) CROSS-BORDER CLAIMS

The information concerning cross-border claims has been classified by the location of the counterparties after taking into account any risk transfer. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

二零零二年六月三十日
30th June, 2002

		銀行同業及其他金融機構 Banks and other financial institutions	公營機構 Public sector entities	其他 Others	總額 Total
澳門	Macau	**249,652**	**-**	**3,603,919**	**3,853,571**
中華人民共和國	People's Republic of China	**649,401**	**1,410**	**1,899,513**	**2,550,324**
其他亞太區	Other Asia Pacific	**2,141,482**	**-**	**705,335**	**2,846,817**
美國	United States	**1,711,033**	**-**	**357,653**	**2,068,686**
其他南美及北美國家	Other North and South American countries	**460,384**	**-**	**31,541**	**491,925**
中東及非洲	Middle East and Africa	**653**	**-**	**-**	**653**
德國	Germany	**2,429,150**	**-**	**-**	**2,429,150**
其他歐洲國家	Other European countries	**7,580,177**	**-**	**179,694**	**7,759,871**
		15,221,932	**1,410**	**6,777,655**	**22,000,997**

二零零一年十二月三十一日
31st December, 2001

		銀行同業及其他金融機構 Banks and other financial institutions	公營機構 Public sector entities	其他 Others	總額 Total
澳門	Macau	223,871	-	3,368,775	3,592,646
中華人民共和國	People's Republic of China	481,882	28,145	1,756,210	2,266,237
其他亞太區	Other Asia Pacific	2,506,606	-	707,527	3,214,133
美國	United States	1,476,500	726,255	124,289	2,327,044
其他南美及北美國家	Other North and South American countries	1,004,937	-	30,677	1,035,614
中東及非洲	Middle East and Africa	559	-	35	594
歐洲	Europe	8,132,349	-	211,553	8,343,902
		13,826,704	754,400	6,199,066	20,780,170

(g) **貨幣風險**

個別外幣的淨持有額或淨結構性倉盤若佔所持有外滙淨盤總額或結構性倉盤總額的百分之十或以上，便作出披露。

(g) CURRENCY RISKS

The net positions or net structural positions in foreign currencies are disclosed when each currency constitutes 10% or more of the respective total net position or total net structural position in all foreign currencies.

		二零零二年六月三十日 30th June, 2002		二零零一年十二月三十一日 31st December, 2001	
相等於百萬港元	Equivalent in millions of HK$	美元 US$	總額 Total	美元 US$	總額 Total
現貨資產	Spot assets	**13,154**	**19,792**	13,525	19,294
現貨負債	Spot liabilities	**(11,771)**	**(18,282)**	(12,179)	(18,129)
遠期買入	Forward purchases	**6,321**	**6,927**	3,417	3,882
遠期賣出	Forward sales	**(7,469)**	**(8,208)**	(4,642)	(4,919)
長盤淨額	Net long positions	**235**	**229**	121	128

		二零零二年六月三十日 30th June, 2002			二零零一年十二月三十一日 31st December, 2001		
相等於百萬港元	Equivalent in millions of HK$	澳門幣 Macau Patacas	美元 US$	總額 Total	澳門幣 Macau Patacas	美元 US$	總額 Total
結構性倉盤淨額	Net structural positions	**399**	**136**	**535**	320	136	456

(h) **風險管理**

本集團已制定政策及程序，用以監察及控制信貸風險、流動資金、資本及市場風險，並由董事會授予授信委員會及資產負債管理委員會定期檢討，內部核數員亦會定期稽核，以確保該等政策及程序能得以遵從。

(h) MANAGEMENT OF RISKS

The Group has established policies and procedures for the control and monitoring of credit risk, liquidity, capital and market risk, which are reviewed regularly by the Credit Committee and the Asset and Liability Management Committee ("ALMCO") as delegated by the Board of Directors. The internal auditors also perform regular audits to ensure compliance with the policies and procedures.

(i) **信貸風險管理**

信貸風險源於交易對手未能履行其承擔，可來自本集團的貸款、貿易融資、財資、衍生工具及其他業務。董事會已授權由本銀行主席兼行政總裁任主席的授信委員會以執行信貸風險管理。

(i) *Credit risk management*

Credit risk arises from the possibility that the counterparty in a transaction may default. It arises from the lending, trade finance, treasury, derivatives and other activities undertaken by the Group. The Board of Directors has delegated the Group's credit risk management to the Credit Committee, which is chaired by the Bank's Chairman and Chief Executive.

(h) 風險管理 *(續)*

(i) 信貸風險管理 *(續)*

信貸風險管理是獨立於其他業務，監管信貸政策的應用及實行及確保信貸評估及批核的質素。本集團的信貸政策制定了授予信貸的準則、信貸批核與監察的程序、貸款分類系統及撥備的政策，並根據《香港銀行業條例》及香港金融管理局發出的指引，來制定對大額信貸及撥備的政策。

在評估客戶或交易對手的信貸風險時，雖然可藉客戶或交易對手的抵押品減低信貸風險，然而他們的財政實力以及還款能力才是本集團的主要考慮因素。信貸集中是藉採納適當的信貸控制得以監管，例如根據資本基礎去釐定大額風險限額。

詳盡的信貸風險管理指引已載於本集團的貸款手冊，並經由授信委員會定期檢閱及批核。貸款手冊內包括為信貸權限授權、授信標準、信貸監管處理、貸款分類系統、信貸追收及撥備政策。

(ii) 流動資金管理

本集團監察其流動資金結構中之資產、負債及合約承擔確保本集團之業務運作均達到其融資需求，並能經常符合法定的流動資金比率。在以上附註(a)中披露，集團於二零零二年上半年度平均流動資金比率為百分之三十九點四，遠超法定的百分之二十五最低要求。

董事局透過定期審閱流動資金比率及組合到期差異，得以審閱本集團所有業務之現時及未來之融資需求。流動資金風險源於本集團持有充足合適流動資產，如現金及短期資金及證券，以應付短期資金需求至合理水平。

本集團維持充足的備用信貸，能提供策略性的流動資金，以應付日常業務中未能預料的大量資金需求。

(h) MANAGEMENT OF RISKS *(Continued)*

(i) Credit risk management *(Continued)*

The credit risk management function is independent of the business units. It oversees the implementation of credit policies and ensures the quality of credit evaluation and approval. Credit approval is conducted in accordance with the Group's credit policy, which defines the credit extension criteria, the credit approval and monitoring processes, the loan classification system and provisioning policy. The credit policy also takes into account the requirements of the Hong Kong Banking Ordinance and guidelines issued by the HKMA with respect to large exposures and provisioning requirements.

In evaluating the credit risk of the customers or counterparties, their financial strength and repayment ability are always the Group's primary considerations, though credit risk may be mitigated by obtaining collateral from the customers or counterparties. Concentration risks are monitored by adopting proper risk control such as setting limits on large exposures in relation to the Group's capital base.

Comprehensive guidelines to manage credit risk have been laid down in the Group's Loaning Manual, which is regularly reviewed and approved by the Credit Committee. The Loaning Manual covers the delegated lending authorities, credit extension criteria, credit monitoring process, loan classification system, credit recovery and provisioning policy.

(ii) Liquidity management

The Group manages the liquidity structure of its assets, liabilities and commitments so as to ensure that all Group operations can meet their funding needs and that the statutory liquidity ratio is complied with. As disclosed in note (a) above, the Group's average liquidity ratio of 39.4% for the first half of 2002 is well above the statutory minimum ratio of 25%.

The Board of Directors reviews the current and prospective funding requirements for all operations through regular review of the liquidity ratio and the maturity mismatch profile. The liquidity risk is managed by holding sufficient liquid assets (e.g. cash and short term funds and securities) of appropriate quality to ensure that short term funding requirements are covered within prudent limits.

Adequate standby facilities are maintained to provide strategic liquidity to meet unexpected and material cash outflow in the ordinary course of business.

(h) **風險管理** *(續)*

(iii) **資本管理**

本集團的政策是要維持雄厚的資本，來支持集團的業務發展，並能達到法定的資本充足比率要求。在附註(a)中已披露，本集團在二零零二年六月三十日未調整及調整後之資本充足比率均為百分之十七，遠超法定的百分之八最低要求。

本集團按各業務部門所承受的風險來分配資本。附屬公司若受其他監管機構直接監管，便必須遵守這些監管機構的規定維持充足的資本。某些附屬財務公司亦要符合香港金融管理局因應監管所需而制定的資本要求。

(iv) **市場風險管理**

市場風險為利率、匯率或股票及商品價格之變動影響本集團持有之金融工具之價值。金融工具包括匯率合約、利息合約、股票及定息票據。

持有金融工具之限額由本集團資產負債管理委員會核准。該委員會由執行董事、司庫及集團之高級經理組成。該委員會負責制定有關資產負債管理政策，並檢討、審核及管理其運用情況以確保其營運比率及限額符合已制定之策略。

風險乃根據金融工具之本金或名義本金，交易金額及損失限額而計算，由資產負債管理委員會負責管理及檢討已制定之限額。

本集團以較保守之政策來管理交易持倉限額，於市場買賣以減少交易持倉限額。因此，本集團認為因交易持倉限額而引起之市場風險不大。

(i) **比較數字**

在編製此未經審核補充財務資料時，若干比較數字已根據新會計守則第三十四章之標準予已改列。

(h) MANAGEMENT OF RISKS *(Continued)*

(iii) Capital management

The Group's policy is to maintain a strong capital base to support the development of the Group's business and to meet the statutory capital adequacy ratio. As disclosed in note (a) above, the Group's unadjusted and adjusted capital adequacy ratio of 17.0% as at 30th June, 2002 is well above the statutory minimum ratio of 8%.

Capital is allocated to the various activities of the Bank depending on the risk taken by each business division. Where the subsidiaries are directly regulated by other regulators, they are required to maintain minimum capital according to these regulators' rules. Certain financial subsidiaries, as specified by the HKMA, are subject to the HKMA's capital requirements for its regulatory supervision purposes.

(iv) Market risk management

Market risk is the risk that changes in interest rates, foreign exchange rates or equity and commodity prices will affect the prices of financial instruments taken or held by the Group. Financial instruments include foreign exchange contracts, interest rate contracts, equity and fixed income securities.

The limits for financial instruments are approved by ALMCO which is made up of executive directors, the treasurer and senior managers of the Group. ALMCO is responsible for approving the policies relating to asset and liability management and to review, monitor and control the operating ratios and trading limits to ensure compliance.

Exposures are measured and monitored on the basis of principal (or notional) amount, outstanding position and stop-loss limit, and are controlled and reviewed by ALMCO.

The Group adopts a prudent approach to managing its trading portfolios, and reduces any excessive market risk by executing offsetting transactions or hedging contracts with other market counterparties. The Group therefore considers that any market risk arising from its trading book is not material.

(i) COMPARATIVE FIGURES

In preparing this unaudited supplementary financial information, certain comparative figures have been restated in accordance with the new SSAP34.

中期股息

董事會宣佈派發中期股息每股港幣三角七仙。此項中期股息將於二零零二年九月十二日(星期四)派發予於二零零二年九月五日在股東名冊上已登記之股東。

INTERIM DIVIDEND

The Directors are pleased to declare an interim dividend of HK$0.37 per share, to be paid on Thursday, 12th September, 2002 to shareholders whose names are on the Register of Members on 5th September, 2002.

暫停股份登記日期

由二零零二年九月二日(星期一)至二零零二年九月五日(星期四)止,首尾兩天包括在內,本行將暫停辦理股票過戶登記。凡持有本行之股票而未過戶者必須於二零零二年八月三十日(星期五)下午四時前將過戶表格連同有關股票送達香港灣仔皇后大道東一八三號合和中心十七樓一七一二至一七一六室本行之股份登記處,香港中央證券登記有限公司辦理過戶手續方可享有是次通過派發之股息。

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Bank will be closed from Monday, 2nd September, 2002 to Thursday, 5th September, 2002 both days inclusive, during which period no transfer of shares can be registered. In order to qualify for the above dividend, all transfers accompanied by the relevant share certificates must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on Friday, 30th August, 2002.

主要股東權益

根據主要股東持股紀錄,除披露於董事及行政總裁權益項下,各主要股東於二零零二年六月三十日持有本銀行股本之權益如下:

SUBSTANTIAL SHAREHOLDERS' INTERESTS

As at 30th June, 2002, save as mentioned under the section headed "Directors' and Chief Executive's Interests", the Substantial Shareholder of the Bank according to the Register of Substantial Shareholders' Interests was as follows:

姓名 Name	所持股數 Number of shares
BNY International Financing Corporation *(美國紐約銀行集團全資附屬公司。 A wholly owned subsidiary of The Bank of New York Company, Inc.)*	73,800,000

根據一項於一九九六年八月二十二日訂立之股東協議,BNY International Financing Corporation、馮鈺斌先生、馮鈺聲先生、保定有限公司、YKF Trustee Holding Inc.及泰華置業有限公司同意保留本銀行已發行股份合共百分之三十七點五之聯合控制權。根據證券(公開權益)條例,以上各股東各自被視為於110,046,938股本銀行股份中擁有權益。

Pursuant to a shareholders' agreement dated 22nd August, 1996, BNY International Financing Corporation, Messrs Patrick Y B Fung and Michael Y S Fung, Po Ding Company Limited, YKF Trustee Holding Inc. and Majestic Investment Company Limited agree to retain joint control over an aggregate of 37.5% of the share capital of the Bank. According to the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance"), the parties are, therefore, each deemed to be interested in 110,046,938 shares of the Bank.

董事及行政總裁權益

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS

根據董事及行政總裁持股紀錄，各董事及行政總裁於二零零二年六月三十日持有本銀行股本之權益如下：

As at 30th June, 2002, the Directors' and Chief Executive's Interests in the share capital of the Bank according to the Register of Directors' and Chief Executive's Interests were as follows:

姓名	Name	所持股數 Number of shares 個人 Personal	家庭 Family	其他 Other	合計 Total
馮鈺斌	Patrick Y B Fung	2,952,000	-	59,013,600 (1&2)	61,965,600 (4)
王家華	Frank J Wang	-	-	70,000 (1)	70,000
馮鈺聲	Michael Y S Fung	3,036,000	-	58,987,600 (1&2)	62,023,600 (4)
何志偉	Louis C W Ho	100,000	60,000	58,987,600 (1&2)	59,147,600 (4)
李國賢	Simon K Y Lee	-	-	193,800 (3)	193,800
劉漢銓	Ambrose H C Lau	101,500	-	-	101,500
何子珍	Ho Soo Ching	10,000	-	-	10,000

附註：

Notes:

(1) 董事會議決於一九九四年三月十日、二零零一年三月十日及二零零二年三月十五日根據一九九三年六月九日通過之認股權計劃，授予董事及行政人員認股權，下列董事經接納下列認股權：

(1) On 10th March, 1994, 10th March, 2001 and 15th March, 2002 , the Board approved the granting of certain share options to Directors and Executives of the Bank, pursuant to the Share Option Scheme adopted on 9th June, 1993, and the following Directors have accepted the following options:

姓名	Name	一九九四年三月十日授予認股權之股份數目 Number of shares in options granted on 10th March, 1994	二零零一年三月十日授予認股權之股份數目 Number of shares in options granted on 10th March, 2001	二零零二年三月十五日授予認股權之股份數目 Number of shares in options granted on 15th March, 2002	認股權之股份總數 Total number of shares in options
馮鈺斌	Patrick Y B Fung	30,000	50,000	40,000	120,000
王家華	Frank J Wang	-	40,000	30,000	70,000
馮鈺聲	Michael Y S Fung	24,000	40,000	30,000	94,000
何志偉	Louis C W Ho	24,000	40,000	30,000	94,000

一九九四年三月十日授予之認股權可於一九九五年三月十日至二零零四年三月九日期間行使，認購價為每股港幣14.83元。二零零一年三月十日授予之認股權可於二零零二年三月十日至二零一一年三月九日期間行使，認購價為每股港幣23.60元。二零零二年三月十五日授予之認股權可於二零零三年三月十五日至二零一二年三月十四日期間行使，認購價為每股港幣26.30元。

The options granted on 10th March, 1994 are exercisable between 10th March, 1995 and 9th March, 2004 at a subscription price of HK$14.83 per share, the options granted on 10th March, 2001 are exercisable between 10th March, 2002 and 9th March, 2011 at a subscription price of HK$23.60 per share and the options granted on 15th March, 2002 are exercisable between 15th March, 2003 and 14th March, 2012 at a subscription price of HK$26.30 per share.

(2) 其中58,893,600股乃透過多項家族信託基金持有，而合資格之受益人為馮鈺斌先生、馮鈺聲先生、何志偉夫人、彼等之子女及其他人仕。

(2) 58,893,600 shares are held under various family trusts in which Messrs Patrick Y B Fung, Michael Y S Fung and Louis C W Ho's spouse together with their respective issues and other persons are eligible beneficiaries.

(3) 該類股份以往由公司持有，李國賢先生擁有該公司三分一以上之投票權。現已轉讓予家族信託基金持有，而合資格之受益人為李國賢夫人。

(3) Such shares were held through a corporation in which Mr Simon K Y Lee controlled more than one-third of the voting power and were transferred in March 2002 to a family trust in which Mr Simon K Y Lee's spouse is an eligible beneficiary.

董事及行政總裁權益 *(續)*

(4) 馮鈺斌先生及馮鈺聲先生所持有之全部股份與認股權及於附註(2)提及之股份已包括於上述主要股東權益項下之110,046,938股內，其中一項信託基金持有之10,639,200股除外。

除上文所述外，於二零零二年六月三十日，根據證券(公開權益)條例，各董事、行政總裁及其有關人仕概無於本銀行及其聯營公司之股本中佔有其他實質權益。

認股權資料

根據已批准之認股權計劃，董事會獲授權可決定給予行政人員認股權以購入本銀行股份，作為對僱員的獎勵。二零零一年九月一日之前，認購價為認股權授予日期前五個營業日於香港聯合交易所有限公司(「聯交所」)之平均收市價的百分之八十。二零零一年九月一日之後，認購價須至少為下列兩者中的較高者：

(i) 股份於授予日在聯交所之收市價，該日必須為營業日，及

(ii) 股份於授予日前五個營業日在聯交所的平均收市價。

認股權於行使前必須持有最少一年，並可於授予日的第一週年至第十週年期間行使，接受認股權須付港幣一元，該認股權計劃將於二零零三年六月九日終止。

根據認股權計劃可予發行的股份數目最多不得超過本銀行於批准通過該計劃時已發行股本百分之五。於二零零二年六月三十日，根據認股權計劃可予發行之普通股為13,616,000股或佔本銀行已發行股本百分之四點六。

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS *(Continued)*

(4) All shares and options are held by Messrs Patrick Y B Fung and Michael Y S Fung, and shares under note (2), except for 10,639,200 shares held by a trust, are parcel of the 110,046,938 shares of the Bank which are mentioned above in the section headed "Substantial Shareholders' Interests".

Save as disclosed, none of the Directors, the Chief Executive and their associates had any other beneficial interests in the securities of the Bank or any of its associated corporations (within the meaning of SDI Ordinance) at 30th June, 2002.

SHARE OPTION INFORMATION

Pursuant to the approved Share Option Scheme, the directors are authorised, at their discretion, to invite certain executives, to take up options to purchase ordinary shares in the Bank as incentive to them. Prior to 1st September, 2001, the option price was 80% of the average last dealt price on The Stock Exchange of Hong Kong Limited ("SEHK") on the five business days immediately preceding the date of offer of such options. After 1st September, 2001, the option price should be at least the higher of:

(i) the closing price of the shares on the SEHK on the date of the grant, which must be a trading day, and

(ii) the average closing price of the shares on the SEHK for the five business days immediately preceding the date of grant.

The options must be held for at least one year and can be exercised between the first and the tenth anniversaries of the date of grant. The amount payable on acceptance of the share option was HK$1. The share option scheme will be terminated on 9th June, 2003.

The maximum number of shares in respect of which options may be granted under the Share Option Scheme may not exceed 5% of the issued share capital of the Bank as at the date of approval of the scheme. At 30th June, 2002, total number of ordinary shares available for issue under the Share Option Scheme is 13,616,000 or 4.6% of the issued share capital of the Bank.

認股權資料 *(續)*

於二零零二年六月三十日，本銀行之董事及僱員持有本銀行股份認股權之權益如下（二零零二年六月三十日每股市值為港幣25.85元）。

SHARE OPTION INFORMATION *(Continued)*

At 30th June, 2002, the directors and employees of the Bank had the following interest in option to purchase for the shares of the Bank (market value per share at 30th June, 2002 is HK$25.85).

		二零零二年六月三十日之股份數目 30th June, 2002 No. of shares	二零零一年十二月三十一日之股份數目 31st December, 2001 No. of shares	授予日期 Date granted	已行使之股份數目 No. of shares exercised	認購價 Option price	認股權授予日之每股市值 Market value per share at date of grant of options	股份於行使前一日之每股加權平均收市價 Weighted average closing price per share at preceding day before exercise date
董事	Directors							
馮鈺斌	Patrick Y B Fung	**30,000**	30,000	10/03/1994	-	$14.83	$18.25	-
		50,000	50,000	10/03/2001	-	$23.60	$29.00	-
		40,000	-	15/03/2002	-	$26.30	$26.30	-
王家華	Frank J Wang	**40,000**	40,000	10/03/2001	-	$23.60	$29.00	-
		30,000	-	15/03/2002	-	$26.30	$26.30	-
馮鈺聲	Michael Y S Fung	**24,000**	24,000	10/03/1994	-	$14.83	$18.25	-
		40,000	40,000	10/03/2001	-	$23.60	$29.00	-
		30,000	-	15/03/2002	-	$26.30	$26.30	-
何志偉	Louis C W Ho	**24,000**	24,000	10/03/1994	-	$14.83	$18.25	-
		40,000	40,000	10/03/2001	-	$23.60	$29.00	-
		30,000	-	15/03/2002	-	$26.30	$26.30	-
其他僱員	Other Employees	**24,000**	24,000	10/03/1994	-	$14.83	$18.25	-
		210,000	240,000	10/03/2001	30,000	$23.60	$29.00	$27.00
		160,000	-	15/03/2002	-	$26.30	$26.30	-
		772,000	512,000		30,000			

認股權資料 *(續)*

已授出之認股權未行使前不會在賬目列賬。一九九四年三月十日所授予認股權之認購價因於一九九七年五月之五送一紅股而調整為港幣14.83元。二零零二年授予認股權之價值乃採用柏力克－舒爾斯期權價格模式估計，於授予日為港幣7.96元。該項估計採用以下之數據：

無風險利率（百分率）	6.40
預期有效年期（年）	9.50
波幅（百分率）	31.91
預期股息率（百分率）	4.50

柏力克－舒爾斯期權價格模式的設計旨在評估並無授出限制，並且可以自由轉讓之買賣期權之公平價值。此外該期權之價格模式採用了非常主觀的假設數據，其中包括預期之股價波幅。由於本銀行之認股權的特性與其他買賣期權有莫大分別，再加上主觀假設數據之改變對公平價值的估計有重大影響，故此柏力克－舒爾斯期權價格模式不一定能對該認股權之公平價值提供可靠的量度準則。

符合最佳實務守則

除卻非執行董事之任期沒有訂定外，本行於期內已遵照香港聯合交易所有限公司上市規則所載最佳實務守則之指引。

審核委員會

本行之審核委員會於一九九二年成立。該委員會每年舉行三次會議，現任成員為李國賢先生、任宜正先生及何子珍先生。審核委員會須向董事會負責而其主要責任包括審查本行的財務報告及內部監控運作。

薪酬委員會

薪酬委員會於一九九五年成立。該委員會每年舉行一次會議，評估及批准本銀行行政總裁之薪酬及福利，成員名單刊於本中期報告第二頁。

購買、出售或贖回本身股份

截至二零零二年六月三十日止六個月內，本銀行或其任何附屬公司並無購買、出售或贖回本銀行之股份。

SHARE OPTION INFORMATION *(Continued)*

The share options granted are not recognised in the accounts until they are exercised. The option price of share options granted on 10th March, 1994 for HK$14.83 was after adjustment of one for five bonus issued in May 1997. The value per option granted in 2002 is estimated at the date of grant using the Black-Scholes pricing model was HK$7.96. The assumption used are as follows:

Risk-free interest rate (%)	6.40
Expected life (in years)	9.50
Volatility (%)	31.91
Expected dividend yield (%)	4.50

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, such option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. Because the Bank's share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the Black-Scholes option pricing model does not necessarily provide a reliable measure of the fair value of the share option.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Bank has complied throughout the period with the Code of Best Practice as set out in the Listing Rules of The Stock Exchange of Hong Kong Limited, except that a specified term was not fixed for the appointment of Non-executive Directors.

AUDIT COMMITTEE

The Audit Committee of the Bank was formed in 1992. The committee meets three times a year and its present members are Mr. Simon K Y Lee, Mr. Michael J Ranieri and Mr. Ho Soo Ching. The Audit Committee is answerable to the Board and the principal duties of the Committee include the review of the Bank's financial reporting and internal controls.

COMPENSATION COMMITTEE

The Compensation Committee was formed in 1995. The Committee meets once a year to evaluate and approve the remuneration policy and package for the Chief Executive of the Bank. Its composition is shown on page 2.

PURCHASE, SALE OR REDEMPTION OF SHARES

There were no purchases, sales or redemptions by the Bank, or any of its subsidiaries, of the Bank's shares during the six months ended 30th June, 2002.

獨立審閱報告致永亨銀行有限公司董事會 Independent Review Report to the Board of Directors of Wing Hang Bank, Limited

引言

本核數師（以下簡稱「我們」）已根據貴銀行要求審閱刊於第七頁至第二十八頁的中期財務報告。

董事的責任

根據香港聯合交易所有限公司證券上市規則，上市公司必須以符合上市規則中相關的規定及香港會計師公會所頒佈的會計實務準則第二十五章「中期財務報告」的規定編製中期財務報告。中期財務報告由董事負責，並由董事核准通過。

審閱工作

我們是按照香港會計師公會所頒佈的核數準則第700號「中期財務報告的審閱」進行審閱。審閱工作主要包括向集團管理層作出查詢及分析中期財務報告，評估財務報告中會計政策是否貫徹運用，賬項編列是否一致；賬項中另有說明的特別情況則除外。審閱不包括控制測試及資產、負債和交易驗證等審核程序。由於審閱的範圍遠較審核小，所給予的保證程度也較審核低，因此，我們不會對中期財務報告發表審核意見。

結論

根據這項不構成審核的審閱工作，我們並沒有察覺截至二零零二年六月三十日止六個月的中期財務報告需要作出任何重大的修訂。

畢馬威會計師事務所

執業會計師

香港　二零零二年八月八日

INTRODUCTION

We have been instructed by the Bank to review the interim financial report set out on pages 7 to 28.

DIRECTORS' RESPONSIBILITIES

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants. The interim financial report is the responsibility of, and has been approved by, the directors.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30th June, 2002.

KPMG

Certified Public Accountants

Hong Kong, 8th August, 2002

永亨銀行有限公司
WING HANG BANK, LIMITED

註冊辦事處：香港皇后大道中一六一號
Registered Office: 161 Queen's Road Central, Hong Kong